UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO HODLINGS INC.’s 1st Half Interim Report for the year 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: September 14, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

INTERIM REPORT

(From January 1, 2022 to June 30, 2022)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2022 to June 30, 2022)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chon, Jung-Son
Chon, Jung-Son
President and Representative Director
POSCO HOLDINGS INC.
POSCO Center, 440, Teheran-ro, Gangnam-gu, Seoul, 06194 Korea
Telephone: +82-2-3457-0114

/s/ Han, Young-Ah
Han, Young-Ah
Senior Vice President
POSCO HOLDINGS INC.
POSCO Center, 440, Teheran-ro, Gangnam-gu, Seoul, 06194 Korea
Telephone: +82-2-3457-0114

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

Attachment: Independent auditors’ review reports on consolidated and separate financial statements

3

I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows:

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;

(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;

(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;

(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

4

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.

Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea	POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(2) Steel Works and Offices

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Date	POSCO	POSCO HOLDINGS INC.

March 2, 2022

(a) Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b) Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c) Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d) Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows: United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

5

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 9, 2018	Ordinary	—	Representative Director Oh, In-Hwan	—
		—	Representative Director Chang, In-Hwa	—
		—	Inside Director Yu, Seong	—
		Inside Director Chon, Jung-Son	—	—
		—	—	Representative Director Choi, Jeong-Woo
		Outside Director Kim, Sung-Jin	—	—
		—	Outside Director Bahk, Byong-Won	—
		—	Outside Director Kim, Joo-Hyun	—
		—	—	Outside Director Shin, Chae-Chol
July 27, 2018	Extraordinary	Representative Director Choi, Jeong-Woo	—	—
		—	—	Representative Director Kwon, Oh-Joon
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—
		Audit Committee Member Pahk, Heui-Jae	—	—

6

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin *	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won
March 18, 2022	Ordinary	—	Representative Director Chon, Jung-Son	—
		—	Inside Director Chung, Chang-Hwa	—
		Inside Director Yoo, Byeong-Og	—	—
		—	—	Representative Director Kim, Hag-Dong
		—	—	Inside Director Jeong, Tak
		Non-standing Director Kim, Hag-Dong	—	—
		—	Outside Director Pahk, Heui-Jae
		Outside Director Yoo, Jin-Nyong**	—
		Outside Director Sohn, Sung-Kyu**	—
			—	Outside Director Kim, Shin-Bae
			—	Outside Director Chung, Moon-Ki

*	The re-appointed Outside Director Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member
**	The Outside Director Yoo, Jin-Nyong and Sohn, Sung-Kyu were appointed as Audit Committee Member at the General Meeting of Shareholders held on March 18, 2022.

7

(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

(a) From SK Telecom to National Pension Service

(b) Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2) September 2019 : Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off

(3) March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO Holdings Inc.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

8

3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

	(Unit : Share, KRW/Share, In millions of KRW)
Type	Details	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020
Common Stock	Total number of issued shares	87,186,835	87,186,835	87,186,835
	Par value	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Others	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

Changes after the record date (June 30, 2022) of the disclosure

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230, and there will be no change in capital. For more information, please refer to the ‘Retirement of Stocks’ disclosure on August 12, 2022.

4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2022)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230

9

B. Treasury Stock Acquisition and Disposal

(As of June 30, 2022)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct	Common Stock	7,071,194	—	223,605	—	6,847,589
Trust Contract		4,490,069	—	—	—	4,490,069

Total		11,561,263	—	223,605	—	11,337,658

*	The company has disposed of 223,605 treasury stocks to the employee stock ownership association on February 25, 2022.
*

Aforementioned number of treasury stocks includes 3,075,569 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

Changes after the record date (June 30, 2022) of the disclosure

On August 12, 2022 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 2nd quarter for the fiscal year 2022 as KRW 4,000 per share. 53,145 treasury stocks which are subject to the exchange of exchangeable bonds are additionally deposited and therefore, 3,128,714 shares are deposited as of the date of this report’s submission. For more information, please refer to the ‘Adjustment of Conversion Price, Exercise Price of Preemptive Rights, and Exchange Price’ disclosure on August 12, 2022.

5. Voting Rights

	(As of June 30, 2022)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights	11,337,658	Treasury stock
(3) Shares with Voting Rights	75,849,117	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of June 30, 2022.

10

6. Earnings and Dividends

	(In millions of KRW)
	2022.1H	2021	2020
(Consolidated) Profit*	3,300,042	6,617,239	1,602,148
(Separate) Profit	-1,225,149	5,181,227	965,863
Earnings per Share (Consolidated, KRW)	43,533	87,330	20,165
Cash Dividend Paid	606,793	1,285,635	620,287
Pay-out Ratio (Consolidated,%)	18.4	19.4	38.7
Dividend per Share (KRW)	8,000	17,000	8,000
Dividend Yield (%)	3.3	6.0	3.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
*	Cash Dividends includes quarterly dividends
-	1Q, 2022 : Cash Dividend Paid : KRW 303,397 million Dividend per Share : KRW 4,000
-	2Q, 2022 : Cash Dividend Paid : KRW 303,397 million Dividend per Share : KRW 4,000

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(KRW/share, In thousands of shares)

		January 2022	February 2022	March 2022	April 2022	May 2022	June 2022
Common share	Highest Price	306,500	290,000	306,500	299,000	294,000	290,000
	Lowest Price	257,500	267,000	276,500	278,000	273,000	230,500
	Average Price	287,525	278,222	289,857	286,881	286,690	260,075
Trading volume	Daily highest	1,038	542	520	444	695	627
	Daily lowest	256	190	182	129	155	152
	Monthly	8,346	5,751	6,379	5,225	4,952	6,362

11

B. New York Stock Exchange

(USD/ADS*, In thousands of ADS*)

		January 2022	February 2022	March 2022	April 2022	May 2022	June 2022
American Depositary Share (ADS)	Highest Price	64.9	60.7	62.4	60.5	59.1	58.3
	Lowest Price	54.6	55.7	54.7	55.0	52.4	44.5
	Average Price	59.8	58.1	59.0	57.9	56.3	51.1
Trading volume	Daily highest	389.4	766.3	669.4	324.0	295.0	438.7
	Daily lowest	106.6	127.7	123.1	115.9	99.3	83.1
	Monthly	4,565	5,849	5,510	3,868	3,767	4,267

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

12

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Green Infrastructure, Green Materials and Energy, and Others.

Green Infrastructure is subdivided into Construction, Trading, and Energy and others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2022.1H		2021		2020
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	24,068,875	3,416,844	41,093,405	8,123,117	28,892,877	1,372,852
Green Infrastructure (Construction)	3,727,043	240,101	6,398,366	424,085	6,576,170	385,048
Green Infrastructure (Trading)	13,740,607	471,801	25,065,608	488,884	19,345,222	394,954
Green Infrastructure (Energy and others)	1,689,885	164,610	2,061,277	96,968	1,739,469	198,192
Green Materials and Energy	1,035,836	52,790	1,241,957	69,510	771,575	22,818
Others	85,878	9,739	471,732	35,525	467,484	29,171
Total	44,348,124	4,355,884	76,332,345	9,238,089	57,792,796	2,403,035

2. Business Status of Segments

A. Steel

There are 76 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

13

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works.

The steel industry is a key industry that has taken pivotal roles in the national economic development since the 1970s. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Global crude steel production in the first half of 2022 fell 5.5 million tons year-on-year to 949 million tons as China decreased production for carbon neutrality.

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness. In the meantime, protectionism is intensifying, with the U.S. and Europe building trade barriers to protect their steel industries. In Asia, there is little difference in logistic costs, and the trading is relatively active among countries. Therefore, POSCO is focusing on defending imported products and expanding domestic market share.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing and consider company’s new growth strategy and ESG policy, POSCO maintains an appropriate ratio of investment in raw material development by acquiring or selling shares of overseas raw material companies.

In the first half of 2022, raw material prices soared due to the Russia-Ukraine war, and the steel market instability continued, with demand falling due to China’s ‘Zero-Covid Policy’. POSCO responded flexibly to market fluctuations by adjusting sales prices and sales mix of the steel products in consideration of global market situation as well as regional market conditions. POSCO monitors trends and changes in each demand industry in order to focus on selling WTP (World Top Premium) steels and also strives to preoccupy new markets by strengthening proactive marketing activities for green industries such as electric vehicles, wind power, and solar power.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 60% of total sales and export sales are around 40%, and by export region, the proportion of Southeast Asia, China, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO is the No. 1 global steel company that can maintain its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO has the ability to change current steelmaking process to a low-carbon, eco-friendly process.

Second, not only being the world’s largest integrated mill, POSCO is building ‘intelligent Smart mill’

Third, POSCO has a portfolio for ‘premium product competitiveness’. POSCO is proactively responding to the increasing customer demand of eco-friendly products by expanding the development of high-end products and Green transition solutions. Fourth, POSCO has been strengthening ESG oriented management. POSCO is strengthening ESG management by establishing a framework for ESG management practice in nine key areas, including carbon neutrality, eco-friendly material development, safety, corporate citizenship management, and diversity.

14

(2) Market Share

	(Millions of Tons, %)

Category	2022.1H
	Production	Market share
Crude Steel Production	33.8	100%
POSCO	17.3	51.2%
Others	16.5	48.8%

Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market. In addition, POSCO Steeleon is strengthening sales system of WTP (World Top Premium) products through joint marketing with POSCO. In line with POSCO Group’s strategy that strengthens the sales base for high-end steel materials for construction use, POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets. POSCO M-TECH’s business performance is closely related to the steel industry, and the business situation of the steel industry could have both direct or indirect impact on POSCO M-TECH’s business performance. In the case of the packaging business, the operating performance may vary depending on the change in the production of steel coils and the sales of steel raw materials may also affected by the production of crude steel.

15

(2) Market Share

(Tons)

Category	2022.1H		2021		2020
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	13,263	53.9%	34,846	49.0%	31,044	53.0%
PJ Metal	11,342	46.1%	36,257	51.0%	27,576	47.0%

Total	24,605	100.0%	71,102	100.0%	58,620	100.0%

It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted. The market share stated above is calculated based on supply to POSCO.

B. Green Infrastructure Business

There are 75 subsidiaries on consolidated basis including trading sector (36 subsidiaries including POSCO International), construction sector (25 subsidiaries including POSCO E&C) and energy sector (14 subsidiaries including POSCO Energy).

∎ POSCO INTERNATIONAL

(1) Market Share

	(Millions of US Dollars)

Category	2022.1Q	2021.1Q	Growth Rate
All Trading Companies in Korea	292,614	303,135	-3.47%
POSCO International Corp.	4,352	4,027	8.07%

Source: Korea International Trade Association

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure. In regard to investment business, POSCO International mainly focus on food resource business in which developing palm farm in Indonesia, and other food value chain in North America. Together with POSCO Mobility Solution, POSCO International started engaging into motor core business for EV. In addition, the company invests in mineral resource development in Australia and power generation infrastructure overseas. To be specific, POSCO International has been participating in the Ambatobi Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake since 2006. In addition, POSCO International is searching for new business opportunities in secondary battery materials which is considered to be POSCO Group’s core business in the future.

16

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants. Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. With the government’s Green New Deal policy, the infrastructure industry is expected to increase investment in eco-friendly facilities such as water treatment and waste treatment, and investment in roads and railways is expected to increase as well. In regard to construction business, the demand of urban maintenance projects such as reconstruction, redevelopment, and remodeling is increasing as real estate prices rise in Korea. There may be volatility in the market depending on the global economy and financial environment in the future, but it is expected that there will be a steady opportunity to participate in construction projects in emerging countries.

∎ POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power. Furthermore, POSCO ENERGY has been running businesses such as fuel cell facility installation, long-term O&M service provision, and fuel cell power plant operation after it has established fuel cell business division in 2007. POSCO Energy is strengthening its expertise and enhancing its management efficiency through Korea Fuel Cell Co., Ltd., which was established in November 2019.

∎ POSCO ICT

There are 5 subsidiaries on consolidated basis including POSCO ICT and four of them are located overseas. POSCO ICT has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. The experiences operating POSCO’s Smart Factory based on PosFrame system, an AI-based platform, led the company to have a strength in the area of continuous process. The company took this advantage to expand this technology to assembly process and F&B manufacturing. With its experiences in POSCO’s smart factory construction, POSCO ICT is planning to to support the mass production system of eco-friendly materials such as lithium and nickel. In addition, POSCO ICT will apply POSCO’s production quality management system that is controlled by edge computing-based smart factory solution to steel production and processing centers overseas.

17

C. Green Materials and Energy

∎ POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary battery: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously. In particular, the secondary battery market for electric vehicles is expected to grow 29% annually from about 2 million in 2018 to about 15 million in 2025 due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle. In 2021, POSCO CHEMICAL has focused on investing in large-scale expansion of energy materials for future growth under a difficult business environment. In the meantime, the company conducted various activities to improve profitability and sustainable management and therefore, achieved its highest sales volume of KRW 1,989.5 billion and operating profit of KRW 121.7 billion (consolidated basis) since its foundation.

Global EV Market Outlook

(Ten thousand vehicles)

(SNE Research)

18

D. Others

In Others segment, there are 13 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDING is focusing on investment in new growth businesses and opportunities

3. Key Products

A. Sales of Key Products (2022.1H)

(In hundred millions of KRW, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	70,572	18.7%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	112,315	29.7%
	Stainless Steel Products	Tableware, pipes, etc.	77,666	20.6%
	Others	Plates, Wire rods, etc.	116,986	31.0%
	Gross Sum		377,539	100.0%
	Deduction of Internal Trade		-136,850

	Sub Total		240,689

Green Infrastructure	Trading	Steel, Metal	205,661	58.5%
		Chemical, Strategic Item, Energy	27,087	7.7%
		Others	42,617	12.1%
	Construction	Architecture (Domestic)	17,810	5.1%
		Plant (Domestic)	7,210	2.1%
		Civil Engineering (Domestic)	4,292	1.2%
		Others (Domestic)	820	0.2%
		Overseas Construction	7,102	2.0%
		Owned Construction	4,083	1.2%
		Others	1,686	0.5%
	Energy and etc.	Electricity Sales, etc.	32,939	9.4%
	Gross Sum		351,307	100.0%
	Deduction of Internal Trade		-159,732

	Sub Total		191,575

Green Materials and Energy	Gross Sum		15,248	100.0%
	Deduction of Internal Trade		-4,890

	Sub Total		10,358

19

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Others	Gross Sum		4,369
	Deduction of Internal Trade		-3,510

	Sub Total		859

Total Sum			443,481

*	The steel segment above includes POSCO’s performance before the spin-off (January to February).

B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Segment	Products	2022.1H	2021	2020
Steel	Hot-rolled Product (HR)	1,204	970	622
	Cold-rolled Product (CR)	1,343	1,035	759
Green Infrastructure	Electric Power	187	98	72
Green Materials and Energy	Refractory	983	913	965
	Lime	122	104	106

Trade and Engineering & Construction sector in Green Infrastructure segment are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

The price of steel has been raised in consideration of concerns over disruptions in the steel supply in the market due to the Russia-Ukraine conflict and rising prices of major raw materials.

[Green Infrastructure]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

•	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green materials and Energy]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Price of refractories is affected by business condition of front industry and raw material cost. Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

20

4. Major Raw Materials

A. Current Status of Major Raw Materials

						(In hundred millions of KRW)
Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	109,482	58.82%	Iron Ore, Coal
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	35,924	19.30%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	40,736	21.88%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,061	15.15%	—
			Steel Reinforcement	Strengthening Concrete	1,455	20.77%	—
			Cable	Electricity Transfer	28	0.40%	—
			Steel Pile	Foundation of Structure	194	2.77%	—
			Others	Construction of Pipe and Structure etc.	4,268	60.91%	—
	Trading	Raw Materials	Others	For other use	1,126	100.00%	—
		Raw Materials	LNG	Material for Power Generation	8,423	76.00%	—
	Energy		Others	For other use	2,660	24.00%	—

21

Green Materials and Energy	Raw Materials	NCM and etc.	Production of cathode materials	7,334	73.12%	—
		Graphite and etc.	Production of anode materials	574	5.72%	—
		Limestone and etc.	Production of Lime	486	4.84%	—
		Others	Production of refractory	1,637	16.32%	—

*	The steel segment above includes POSCO’s performance before the spin-off (January to February).

22

B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2022.1H	2021	2020
		Iron Ore (per ton)	159	169	120
		Coal (per ton)	575	257	147
Steel		Scrap Iron (per ton)	673	563	348
		Nickel (per ton)	34,078	21,130	16,254
Green Infrastructure	Construction	Ready-mixed Concrete (per m3)	77	68	65
		Steel Pile (per m)	250	272	102
		Steel Reinforcement (per kg)	1.1	1.0	0.7
		Cable (per m)	1.3	1.2	1.0
	Energy and etc.	LNG (per ton)	1,314	702	484
Green Materials and Energy		Limestone (per ton)	22	19	19
		Refractory (per ton)	434	320	294

Trading and Others parts of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

23

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

									(In US Dollars/ Tons)
	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	126	132	96	148	188	158	126	110	88	83	80	92

(2) Coal

									(In US Dollars/ Tons)
	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q
Trend of International Benchmark Price (FOB)	446	488	369	264	137	127	109	115	118	155	140	161

(3) Scrap Iron

									(In US Dollars/ Tons)
	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	531	562	527	500	497	443	361	289	254	274	270	290

(4) Nickel

						(In US Dollars/lb, US Dollars/Tons)
	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q
Trend of London Metal Exchange (“LME”) Cash Price	13.13	11.98	8.99	8.68	7.87	7.97	7.23	6.45	5.54	5.77	7.01	7.05
	28,940	26,395	19,821	19,125	17,359	17,570	15,930	14,210	12,215	12,723	15,450	15,540

LME : London Metal Exchange

24

[Green Infrastructure]

(1)	Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Construction	Ready-mixed Concrete	Standard 25-210-15	Raise of price agreed in Seoul metropolitan area
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Changes in unit price due to increase in raw material (coil) price
	Steel Reinforcement	SD400 10mm	Increase the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase the price of raw materials
Energy and etc.	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)

[Green Materials and Energy]

(1) Criteria for Calculation

- Based on the receiving amount

(2) Factors of Price Changes

- Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

- Other (refractory raw materials) : Price fluctuations and compositional costs of raw materials in China

25

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Thousands of Tons)
Business Area	Products	2022.1H	2021	20120
Steel	Crude Steel	20,061	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February).

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2022.1H	2021	2020
Steel	Galvanized / Color- coated Steel	Pohang	476	960	960
		Myanmar	34	70	70

Total			510	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2022.1H	2021	20120
Raw materials for steel production	Ingot and etc.	21,358	38,080	38,232

[Green Infrastructure]

∎ POSCO ENERGY

			(Electric Power: MW)
Business Area	Products		2022.1H	2021	2020
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO CHEMICAL

Business Area	Products	Place of Business	2022.1H	2021	2020
Refractory	Brick and etc.	Pohang	56,500	113,000	115,000
LIME	Quicklime	Pohang Gwangyang	543,000	1,095,000	1,098,000
			543,000	1,095,000	1,098,000

Total			1,142,500	2,303,000	2,311,000

In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

26

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2022.1H	2021	2020
Crude Steel		19,569	42,964	40,579
Products	Hot-Rolled Steel	4,183	9,243	9,128
	Plate	3,367	6,832	7,009
	Wire Rod	1,261	2,688	2,666
	Pickled-Oiled Steel	1,343	2,880	2,432
	Cold-Rolled Products	3,746	7,898	6,795
	Coated Steel	3,661	7,446	6,316
	Electrical Steel	521	1,032	826
	Stainless Steel	1,974	4,099	3,900
	Others	1,478	3,106	4,691

	Total	21,533	45,224	43,763

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.
POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	20,061	17,315	86.3%
	PT.KRAKATAU POSCO	1,545	1,552	100.5%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	550	501	91.2%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	275	200	72.9%

	Total	22,431	19,569	87.2%

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

27

POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

[Green Infrastructure]

∎ POSCO ENERGY

(1) Production Result

				(Gwh)
Business Area	Products	2022.1H	2021	2020
Power Generation	Electric Power	5,122	13,493	13,998

(2) Capacity Utilization Rate

(Hour, %)

Business Area	Products	2022.1H Capacity	2022.1H Production	Utilization Rate
Power Generation	Incheon Power Plant	4,344	2,145	49.4%

[Green Materials and Energy]

∎ POSCO CHEMICAL

(1) Production Result

					(Tons)
Business Area	Products	Place of Business	2022.1Q	2021	2020
Refractory	Brick and etc.	Pohang	41,053	83,884	80,587
LIME	Quicklime	Pohang	562,182	1,151,419	1,101,589
		Gwangyang	560,260	1,295,720	1,243,402

Total			1,163,495	2,531,023	2,425,578

In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

28

(2) Capacity Utilization Rate (Current Business Year)

		(Tons)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	56,500	41,053	73%
Quicklime Factory (Pohang)	543,000	562,182	104%
Quicklime Factory (Gwangyang)	543,000	560,260	103%

Total	1,142,500	1,163,495	—

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,856,469	11,768	-102,638	—	1,765,599
Green Infrastructure	Construction	122,399	6,264	—	—	128,663
	Trading	176,007	801	—	—	176,808
	Energy and etc.	372,989	114	-50	—	373,053
Green Materials and Energy		174,851	5,522	—	—	180,373
Others		—	121,038	—	—	121,038

[Buildings]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,245,693	37,897	-84,390	-105,510	3,093,690
Green Infrastructure	Construction	85,033	3,277	-1,890	-722	85,698
	Trading	460,474	39,026	-465	-6,776	492,259
	Energy and etc.	197,846	2,492	—	-6,593	193,745
Green Materials and Energy		208,793	21,697	—	-4,088	226,402
Others		6,611	336,183	-196,102	-35,140	111,552

29

[Structures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,510,527	95,980	-7,025	-77,646	2,521,836
Green Infrastructure	Construction	24,430	635	-128	-922	24,015
	Trading	25,313	40,197	—	-1,771	63,739
	Energy and etc.	554,835	1,457	—	-12,910	543,382
Green Materials and Energy		16,690	589	-70	-609	16,600
Others		—	43,685	-5,749	-31,515	6,421

[Machinery and Equipments]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,286,899	841,918	-175,441	-744,589	14,208,787
Green Infrastructure	Construction	8,640	452	-11	-1,031	8,050
	Trading	373,354	33,955	-4,369	-21,372	381,568
	Energy and etc.	1,224,934	9,184	—	-40,415	1,193,703
Green Materials and Energy		526,329	130,537	-9,256	-22,063	625,547
Others		—	422,245	-107,195	-302,461	12,589

[Vehicles]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		32,036	8,617	-5,672	-4,732	30,249
Green Infrastructure	Construction	2,297	2,639	-2,160	-358	2,418
	Trading	5,894	4,089	-1,359	-981	7,643
	Energy and etc.	1,014	333	-276	-177	894
Green Materials and Energy		4,786	1,127	-302	-1,098	4,513
Others		3	1,603	—	-1,562	44

30

[Tools and Fixtures]		(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		45,388	14,535	-9,416	-7,630	42,877
Green Infrastructure	Construction	1,447	328	-179	-277	1,319
	Trading	21,496	8,402	-2,524	-5,488	21,886
	Energy and etc.	1,840	104	—	-271	1,673
Green Materials and Energy		7,624	1,925	-302	-1,941	7,306
Others		—	5,406	-3,451	-1,923	32

[Equipment]		(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		111,762	10,074	-11,692	-12,239	97,905
Green Infrastructure	Construction	5,995	5,071	-2,753	-1,731	6,582
	Trading	22,143	10,371	-1,102	-3,915	27,497
	Energy and etc.	16,267	3,201	-502	-1,776	17,190
Green Materials and Energy		8,916	3,327	-1,172	-1,437	9,634
Others		1,079	18,308	-875	-4,916	13,596

[Financial Lease Assets]		(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		622,803	15,649	-86,773	-14,968	536,711
Green Infrastructure	Construction	66,477	160,714	-119,059	-20,769	87,363
	Trading	83,790	250,870	-50,921	-22,591	261,148
	Energy and etc.	35,466	9,514	-2,903	-5,224	36,853
Green Materials and Energy		59,070	9,645	-1,875	-10,073	56,767
Others		140	42,412	-10,490	-8,741	23,321

31

[Biological Assets]		(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel				—
Green Infrastructure	Construction
	Trading	154,682	7,512	—	-4,756	157,438
Energy and etc.
Green Materials and Energy				—
Others				—

[Assets under Construction]		(In millions of KRW)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,111,470	217,060	-281	—	1,328,249
Green Infrastructure	Construction	2,166	13,011	—	—	15,177
	Trading	36,295	37,507	-191	—	73,611
	Energy and etc.	32,332	21,492	—	—	53,824
Green Materials and Energy		642,904	253,505	—	—	896,409
Others		—	160,023	-128,216	—	31,807

32

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	October 2008 ~ December 2026	P) Establishment of #6 Coke plant	13,054	4,913	8,141
		November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	8,704	610	8,094
	Maintenance/ Improvement	October 2019 ~ October 2028	P) Improvement of #2 Hot strip mill furnace	12,521	4,169	8,352
		May 2022 ~ October 2024	G,P) The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	3,739	—	3,739
POSCO M-TECH	Expansion/ Establishment	November 2021 ~ June 2023	New facility investment (comprehensive packing line)	113	—	113
PT. KRAKATAU POSCO	Expansion/ Establishment	July 2021 ~ November 2022	Establishment of SPM (Skin Pass Mill)	126	75	51

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

33

[Green Infrastructure]

					(In hundred millions of KRW)
Business Area	Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
Trading	PT. BIO INTI AGRINDO	Expansion/ Establishment	June 2021- ~October 2022	CPO Mill	276	127	149
	POSCO MOBILITY SOLUTION	Expansion/ Establishment	February 2021 ~January 2022	Building_Cheonan Factory	122	122	—
			February 2021 ~January 2022	Building_Pohang Factory	164	164	—
			June 2021- ~May 2022	Mechanical Equipment _Press (Pohang)	152	115	36
			January 2022 ~March 2023	Mechanical Equipment _Press/Molding/ Assembling (Gwangyang)	130	27	103
	POSCO INTERNATIONAL TEXTILE LLC.	Maintenance/ Improvement	September 2021 ~ September 2022	Fixed assets	107	61	47
		Expansion/ Establishment	March 2022 ~ December 2022	Fixed assets	124	57	67
Construction	POSCO O&M	Expansion/ Establishment	January 2022 ~ December 2022	Other current investments	220	45	175
Energy and etc.	POSCO ICT	Expansion/ Establishment	January 2022 ~ December 2022	Other business and current investments	118	46	72
			January 2022 ~ December 2022	Expansion of SM servers, etc	145	30	115
	POSCO Energy	Expansion/ Establishment	March 2020 ~December 2021	Carburetor expansion at Gwangyang LNG Terminal	360	304	56
			January 2021- ~May 2024	Gwangyang LNG #6 Tank	1,437	424	1,013

34

[Green Materials and Energy]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested

POSCO CHEMICAL	Expansion / Establishment	November 2019 ~December 2022	The 2nd stage of production line up expansion in #2 anode material factory	2,711	1,493	1,218
		February 2020 ~May 2024	Establishment of new Artificial Graphite Anode material line	2,177	1,219	958
		July 2020 ~November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	2,256	639
		October 2020 ~November 2022	Facilities rationalization of refractory sintering plant in Pohang	327	25	302
		November 2020 ~March 2024	The 4th stage of cathode material factory in Gwangyang	2,758	2,014	744
		December 2021 ~June 2024	cathode material factory in Pohang	3,263	338	2,925
Zhejiang POSCO-HUAYOU New Energy Co., Ltd	Expansion / Establishment	December 2021 ~December 2024	#2 new factory with capacity of 29 thousand tons	3,157	973	2,184
POSCO ARGENTINA	Expansion / Establishment	January 2022 ~April 2024	Brine lithium commercialization plant stage 1 (25,000 tons of lithium hydroxide production)	9,694	531	9,163

Ongoing investments over KRW 10 billion as of June 31, 2022 are listed on the table.

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2022.1H	2021	2020
Domestic	Hot-Rolled Products	37,772	70,117	39,663
	Cold-Rolled Products	30,688	54,864	37,870
	Stainless Steel	25,468	35,722	23,746
	Others	60,380	94,737	63,111
Overseas	Hot-Rolled Products	32,800	55,180	37,368
	Cold-Rolled Products	81,627	144,421	101,808
	Stainless Steel	52,198	86,712	72,140
	Others	56,606	93,736	66,876
Total	Gross Sum	377,539	635,489	442,583
	Internal Transaction	-136,850	-224,555	-153,654

	Total	240,689	410,934	288,929

35

[Green Infrastructure]

			(In hundred millions of KRW)
Business Area	Items		2022.1H	2021	2020
Trading	Domestic Trading	Merchandise	36,094	63,137	33,565
		Product	4,885	8,757	2,028
		Others	297	1,174	240
	Overseas Trading	Merchandise	67,596	137,741	75,922
		Product	545	1,223	528
		Others	5	207	1,192
	Trades among the 3 countries		165,943	240,665	209,444
Construction	Domestic Construction	Building	17,810	35,633	42,761
		Plant	7,210	13,272	12,887
		Civil Engineering	4,292	6,771	6,177
		Others	820	1,763	—
	Overseas		7,102	8,097	7,089
	Own Construction		5,769	8,589	7,185
Energy and etc.	Electric Power Sales		32,939	29,145	25,688
Total	Gross Sum		351,307	556,174	424,706
	Deduction of Internal Transaction		-159,732	-220,938	-148,097

	Total		191,575	335,236	276,609

[Green Materials and Energy]

	(In hundred millions of KRW)
Items	2022.1H	2021	2020
Gross Sum	15,248	20,892	16,137
Deduction of Internal Transaction	-4,890	-8,472	-8,421
Total	10,358	12,420	7,716

36

[Others]

	(In hundred millions of KRW)
Items	2022.1H	2021	2020
Gross Sum	4,369	17,842	14,062
Deduction of Internal Transaction	-3,510	-13,109	-9,388
Total	859	4,733	4,674

Domestic and overseas categorized by the sales area.
Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

7. Derivatives

POSCO use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of June 30, 2022, we assessed the fair value of our currency swap contracts to be USD 0.5 billion(expiring November, 2022), USD 0.5 billion(expiring January 2023), USD 0.5 billion (expiring August, 2023), USD 0.5 billion(expiring July, 2024) USD 0.44 billion(expiring January, 2025), EUR 0.5 billion(expiring January, 2024). The transaction gain of forward exchange contracts is KRW 285 million(expiring March, 2022). Also, we recognized KRW 209,683 million of valuation gain on currency swap contracts.

37

8. Significant Contracts

[Steel]

∎ POSCO M-TECH

Contract	Contract Date	Remarks
Outsourcing of Products Packaging Contract with Pohang and Gwangyang Steelworks	November 26, 2021

(1) Contract Counterparty: POSCO

(2) Purpose: Service concerning packaging of steel products, supply of packaging materials, maintenance of packaging facilities, etc

Packaging work for Pohang and Gwangyang Steelworks

(3) Contract period: July 1, 2021~June 30, 2022

(4) Transaction amount: KRW 174,209 million

Consign management of Ferromanganese Plant	December 30, 2021	(1) Contract counterparty: POSCO (2) Purpose: Collective consignment of plant facilities and operations (3) Contract period: July 1, 2021~June 30, 2022 (4) Transaction amount: KRW 27,412 million
Consign management of copperplate factory	December 1, 2021

(1) Contractual Counterparty: POSCO

(2) Purpose: Collective consignment of plant facilities and operations

(3) Contract period: November 1, 2021~October 31, 2022

(4) Transaction amount: KRW 740 million

Supply contract of aluminum deoxidizer	November 30, 2021

(1) Contract Counterparty: POSCO Co., Ltd

(2) Purpose: Production and sale of sub-materials that remove supersaturated oxygen in steel making process

(3) Contract period: January 1, 2022~June 30, 2022

(4) Transaction amount: KRW 55,500 million

∎ POSCO YAMATO VINA STEEL JOINT STOCK COMPANY

Contract	Date	Remarks
Joint stock contract with POSCO, YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51%

 YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD.  takes 19% of shares.

3) Signed date of the contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

[Green Infrastructure]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

38

Contract	Date	Remarks
in Myanmar gas field

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : Production and Development of land gas field in eastern Australia

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

- POSCO International : 50.1%

-  Hancock Energy (Australia) : 49.9%

POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger	August 2022

1) Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date) : August 12, 2022

4) Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5) Record date of merger : January 1, 2023

6) Scheduled date of merger registration : January 2, 2023

[Green Materials and Energy]

∎ POSCO ENERGY

Contract	Date	Remarks
Merger	May 2020

1) Contract counterpart : PSC Energy Global Co., Ltd.

2) Signed date : May 26, 2020

3) Date of merger : August 1, 2020

4) Merger ratio : 1.0000000 : 0.0000000

5) Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

39

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : KRW 2,945 million

5) Information : Transfer of all logistics tasks such as arranging logistics and performing related services

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
R&D Center
Steel Product R&D Center
Low-Carbon Process R&D Center
Automotive Steel R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO STEELEON	Production & Marketing Strategy Office
	POSCO M-TECH	Pohang Steel Business Division

Green Infrastructure	POSCO ENGINEERING & CONSTRUCTION	R&D Center
	POSCO A&C	R&D Center
	POSCO ENERGY	Business Development Division
Energy Infra Business Division
	POSCO ICT	R&D Center

Green Materials and Energy	POSCO CHEMICAL	R&D Center
Energy Material R&D Center

Others	POSCO HOLDINGS INC.	AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories, New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

40

B. R&D Expenses in 2022.1H

						(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Construction	Trading	Energy and etc.
Selling and Administrative Cost	27,248	2,161	282	6,904	14,353	21,311	72,259
Manufacturing Cost	176,280	162	251	20	2	—	176,715
R&D Cost (Intangible Assets)	12,504	-12	—	—	1,484	0	13,976
Total*	216,032	2,311	533	6,924	15,839	21,311	262,950
Government Subsidy	—	1,100	—	—	—	—	1,100
R&D/Sales Ratio (%)	0.90%	0.06%	0.00%	0.41%	1.53%	24.82%	0.59%

*	Total includes government subsidy.

41

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2022.1H	2021	2020
	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	52,146,962	46,621,631	35,830,815
Cash and cash equivalents	5,769,474	4,775,166	4,754,644
Other receivables, net	2,286,974	2,104,609	1,494,239
Other short-term financial assets	12,521,035	13,447,717	11,709,209
Trade accounts and notes receivable, net	12,394,411	10,061,982	8,120,619
Inventories	17,962,484	15,215,098	9,051,790
Other current assets	1,212,584	1,017,059	700,314
[Total non-current assets]	49,723,431	44,849,983	43,256,158
Other receivables, net	1,588,001	1,415,143	1,195,962
Other long-term financial assets	2,299,783	2,119,674	1,561,807
Investments in associates and joint ventures	5,217,075	4,514,647	3,876,249
Property, plant and equipment, net	30,407,053	29,596,698	29,400,141
Intangible assets, net	5,221,730	4,166,309	4,449,432
Other non-current assets	4,989,789	3,037,512	2,772,567
Total assets	101,870,393	91,471,614	79,086,973
[Total current liabilities]	25,756,920	21,083,623	16,854,968
[Total non-current liabilities]	17,363,986	15,583,048	14,557,413
Total liabilities	43,120,906	36,666,671	31,412,381
[Equity attributable to owners of the controlling company]	53,256,128	50,427,355	44,331,350
Share capital	482,403	482,403	482,403

42

Capital surplus	1,388,581	1,387,960	1,310,547
Hybrid bonds	—	199,384	199,384
Retained earnings	54,089,419	51,532,888	46,111,457
Other equity attributable to owners of the controlling company	(2,704,275)	(3,175,280)	(3,772,441)
[Non-controlling Interests]	5,493,359	4,377,588	3,343,242
Total equity	58,749,487	54,804,943	47,674,592

	From January 1, 2022 to June 30, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	44,348,124	76,332,345	57,792,796
Operating profit	4,355,884	9,238,089	2,403,035
Profit	3,705,826	7,195,890	1,788,152
[Profit attributable to owners of the controlling company]	3,300,041	6,617,239	1,602,147
[Profit attributable to non-controlling interests]	405,785	578,651	186,005
Total comprehensive Income	4,133,696	8,013,489	1,570,204
[Total comprehensive income attributable to owners of the controlling company]	3,664,294	7,384,572	1,415,132
[Total comprehensive income attributable to non-controlling interests]	469,402	628,917	155,072
Earnings per share(KRW)	43,533	87,330	20,165
Number of Consolidated Companies	176	170	167

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

43

2. Separate Financial Statements

A. Summary

	(In millions of KRW)
Account	2022.1H	2021	2020
	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	4,060,604	25,918,880	19,579,954
Cash and Cash equivalents	251,505	2,042,274	1,822,660
Trade accounts and notes receivable, net	56,977	6,017,508	3,693,535
Other receivables, net	65,831	545,341	279,555
Other short-term financial assets	3,681,782	9,605,522	9,607,632
Inventories	—	7,623,202	4,093,829
Other current assets	4,509	85,033	82,743
[Total non-current assets]	47,422,658	38,323,879	37,215,015
Other receivables, net	226,097	274,253	84,037
Other long-term financial assets	1,100,410	1,326,565	1,072,817
Investments in Subsidiaries, associates, and joint ventures	45,714,797	16,002,640	14,883,152
Property, plant and equipment, net	143,189	19,772,299	20,216,932
Intangible assets, net	13,514	551,410	621,926
Other non-current assets	224,651	396,712	336,151
Total assets	51,483,262	64,242,759	56,794,969
[Total current liabilities]	345,619	7,868,269	5,089,111
[Total non-current Liabilities]	4,318,127	7,339,065	6,591,154
Total liabilities	4,663,746	15,207,334	11,680,265
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,348,780	1,339,289	1,339,289
[Hybrid bonds]	—	199,384	199,384
[Retained earnings]	47,747,804	49,734,492	45,781,777
[Other equity]	(2,759,471)	(2,720,143)	(2,688,149)

44

Account	2022.1H	2021	2020
Total equity	46,819,516	49,035,425	45,114,704

	From January 1, 2022 to June 30, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	7,921,663	39,920,201	26,509,920
Operating profit	1,145,959	6,649,600	1,135,197
Profit	(1,225,149)	5,181,227	965,863
Earnings per share(KRW)	(16,181)	68,360	12,123

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

45

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of four inside directors (Choi, Jeong-Woo, Chon, Jung-Son, Chung, Chang-Hwa, Yoo, Byeong-Og), one non-standing director (Kim, Hag-Dong), and seven outside directors (Kim, Sung-Jin, Chang, Seung-Wha, Pahk, Heui-Jae, Yoo, Young-Sook, Kwon, Tae-Kyun, Yoo, Jin-Nyong, Sohn, Sung-Kyu)

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

    Composition of the Special Committees under the BoD and their Functions (as of August 16, 2022)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Yoo, Young-Sook (Chairman) Kim, Sung-Jin Kwon, Tae-kyun Yoo, Byeong-Og

[Deliberation Items]

(1)   Matters related to Operations of BoD and Special Committees

A. Agenda development and establishment of operating standards of the BoD and Special Committees

B. Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the BoD

(2)   ESG-related implementation monitoring and report publication

(3)   Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

(4)   Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

(5)   Appointment of Fair Trade Compliance Officer.

[Report Items]

1.  Major ESG issues of affiliates

46

Director Candidate Recommendation Committee	3 Outside Directors	Kwon, Tae-Kyun (Chairman) Chang, Seung-Wha Yoo, Jin-Nyong

(1)   Qualification review of Outside Director candidates and recommendation to GMoS

(2)   Preliminary review and qualification review of Inside Director candidates

(3)   Prior deliberation on appointment of members of Special Committees

(4)   Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

(5)   Operation of Outside Director Candidate Recommendation Advisory Panel

(6)   Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee	4 Outside Directors	Chang, Seung-Wha (Chairman) Pahk, Heui-Jae Yoo, Young-Sook Sohn, Sung-Kyu

(1)   Establishment of management succession and management training plan

(2)   Establishment of plan for management evaluation and compensation, and execution

(3)   Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Pahk, Heui-Jae (Chairman) Yoo, Young-Sook Kwon, Tae-kyun Chon, Jung-Son

(1)   Developing policies for soundness of company’s internal value and finance

(2)   Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   Regarding investment activities

A. Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

B. Prior deliberation on existing external investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

C. Approval of new investments (more than KRW 50 billion and less than KRW 100 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

D. Approval of new investments (more than KRW 100 billion and less than KRW 200 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

E.  Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (over 200 billion won, based on book value per unit of investment assets)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment).

47

Audit Committee	3 Outside Directors	Sohn, Sung-Kyu (Chairman) Kim, Sung-Jin Yoo, Jin-Nyong

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary GMoS

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

(16)  Report that independent auditors have violated the company’s accounting standards

(17)  Enactment, amendment or repeal of internal accounting management regulations

(18)  Other items deemed necessary by each committee member

*	In order to strengthen the roles of the Board of Director, the Special Committees were reorganized at the General Meeting of Shareholders held on March 18, 2022.

•	Before : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, and Executive Management Committee.

•	After : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, and Audit Committee

(2) List of Key Activities of the Board of Directors (January 1, 2022 ~ August 16, 2022)

(January 1, 2022 ~ March 17, 2022)

No.	Date	Agenda	Approval
2022-1	January 4, 2022	• Deliberation Agenda\ 1. Amendment of articles of incorporation of new steel subsidiary related to vertical spin-off	Approved
2022-2	January 28, 2022

•   Deliberation Agenda

1. Approval of the 54th financial statements and schedule for the general meeting of shareholders

2. Disposal of treasury stocks in accordance with employee stock ownership program implementation

•   Report Agenda

1. Status of implementation of the resolved agendas in 2021 by the BoD

2. Business performance of the fiscal year of 2021

3. Report on internal control over financial reporting

4. Assessment on the effectiveness of internal control over financial reporting

Approved

48

2022-3	February 17, 2022

•   Deliberation Agenda

1. Recommendation of Inside Directors candidates and Non-Standing Director candidate

2. Agendas for the 54th general meeting of shareholders

•   Report Agenda

1. Amendment of the Operational Regulation of Board of Directors in accordance with conversion to a holding company

Approved
2022-4	March 2, 2022

•   Deliberation Agenda

1. Approval of public notice replacing general shareholder’s meeting to report the completion of Spin-off and inaugural general meeting

2. Approval of registration of relocation of Headquarters

Approved

*

At the 54th General Meeting of Shareholders which was held on March 18, 2022, Outside Director Kim, Shin-Bae and Chung, Moon-Ki, and Inside Director Jeong, Tak and Kim, Hag-Dong retired due to expiration of the terms. Outside Directors Yoo, Jin- Nyong, Sohn, Sung-Kyu, Inside Director Yoo, Byeong-Og, and Non-standing Director Kim, Hag-Dong were newly elected.

(March 18, 2022 ~ August 16, 2022)

No.	Date	Agenda	Approval
2022-5	March 18

•   Deliberation Agenda

1. Appointment of the Chairman of the BoD

2. Appointment of Special Committees members

3. Appointment of Representative Directors and Inside Directors

4. Revision of the Board of Directors Operation Regulations in accordance with the transition to the holding company

Approved
2022-6	April 8 May 13	• Deliberation Agenda 1. Revision of Operation Regulations of Succession Council	Approved
	April 8	2. Second investment in POSCO lithium solution ○ Report Agenda Investment status of secondary battery material business	Approved
2022-7	May 13

•   Deliberation Agenda

1. Appointment of a compliance officer

2. Dividends in the 1st quarter of 2022

○   Report Agenda

Business performance and Group’s ESG performance of the 1st quarter of 2022

1. Business performance and Group’s ESG performance of the 1st quarter of 2022

2. Joint investment of anode materials in North America

3. Performance and evaluation results of the board of directors in 2021

Approved
2022-8	August 12

•   Deliberation Agenda

1. Merger plan of POSCO International and POSCO Energy

2. Sale of stake of CSP

3. Cancellation of Treasury Shares

4. Dividends in the 2nd quarter of 2022

○   Report Agenda

1. Business performance of the 1st quarter of 2022 and outlook of second half of 2022

2. Major business performance of subsidiaries

Major Activities of Outside Directors on the Board of Directors (January 1, 2022 ~ August 16, 2022)

49

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2022-1	January 4	7 (7)	—
2022-2	January 28	7 (7)	—
2022-3	February 17	7 (7)	—
2022-4	March 2	7 (7)	—
2022-5	March 18	7 (7)	—
2022-6	April 8, May 13	7 (7)	—
2022-7	May 13	7 (7)	—
2022-8	August 12	7(7)	—

(3) Special Committees under the BoD and Their Activities (From January 1, 2022 to August 16, 2022)

○	ESG Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval
January 28, 2022	• Deliberation Agenda 1. Contribution to the Labor Welfare Fund(Internal Transaction)	Approved
2. Financial contribution to the joint labor welfare fund with partner companies (Internal Transaction)

○	ESG Committee (March 18, 2022 ~ August 16, 2022)

Date	Agenda	Approval
March 29, 2022	• Deliberation Agenda 1. Lease contract for POSCO Center for 2022	Approved
May 13, 2022	• Deliberation Agenda 1. Appointment of Fair Trade Self-Compliance Manager	Approved
2. POSCO HOLDINGS’ Publication of Corporate Citizenship Report • Report Agenda 1. Group ESG performance in the 1st quarter of 2022
July 7, 2022	• Report Agenda 1. Current Status and Prospects of Emissions Trading System in Korea
2. Progress of POSCO HOLDINGS Corporate Citizenship Report
August 12, 2022	• Report Agenda 1. Operation status of the Fair Trade Self-compliance Program in the first half of 2022
2. Group ESG Performance in 2nd quarter of 2022
3. Report on POSCO HOLDINGS Corporate Citizenship Report

○	Director Candidate Recommendation and Management Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval
January 28, 2022	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved

50

Date	Agenda	Approval
February 17, 2022	• Deliberation Agenda 1. Recommendation of the Outside Directors candidates	Approved
	• Preliminary Review 1. Qualification review of the Inside Directors candidates and Non-Standing Director candidate	—

○	Director Candidate Recommendation and Management Committee (March 18, 2022 ~ August 16, 2022)

Date	Agenda	Approval
—	Not Applicable	—

○	Evaluation and Compensation Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval
January 27, 2022	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2021	Approved

○	Evaluation and Compensation Committee (March 18, 2022 ~ August 16, 2022)

Date	Agenda	Approval
—	Not Applicable	—

○	Finance Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval
February 17, 2022	• Deliberation Agenda 1. Equity investment in an all-solid-state battery manufacturing company	Approved

○	Finance Committee (March 18, 2022 ~ August 16, 2022)

Date	Agenda	Approval
August 10, 2022	• Preliminary Review 1. Sale of stake of CSP	—

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung-Kyu Kim, Sung-Jin Yoo, Jin-Nyong	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2022 ~ March 17, 2022)

51

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1. Assessment of internal control over financial reporting in 2021

2. Review of the agendas for the extraordinary General Meeting of Shareholders

3. Approval of audit and non-audit services for POSCO and subsidiaries

4. Audit Committee activities in 2021

5. The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2021

•   Report Agenda

Approved
		1. Report of operation of internal control over financial reporting in 2021	—

2	February 16	• Deliberation Agenda 1. Internal audit result for the year 2021 • Report Agenda	Approved
		1. External audit result for the year 2021	—

3	February 17	• Deliberation Agenda 1. Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

- At the 54th general meeting of shareholders held on March 18, 2022, due to Chung, Moon-Ki and Pahk, Heui-Jae’s expiration of term in the Audit Committee, a new Audit Committee member, Sohn, Sung-Kyu and Yoo, Jin- Nyong was elected.

(March 18, 2022 ~ August 16, 2022)

Session	Date	Agenda	Approval
4	March 18	• Deliberation Agenda 1. Appointment of the chairman of the audit committee	Approved
2. Consent to appoint a person in charge of internal audit department
5	April 5	• Deliberation Agenda 1. Approval of POSCO HOLDINGS audit service contract change and POSCO audit, non-audit service contract	Approved
6	April 27

•   Deliberation Agenda

1. Results of internal audit on the consolidated financial statements for the 1st quarter of 2022

•   Report Agenda

1. The results of the 20-F audit for 2021 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2022

Approved
7	June 10	• Report Agenda 1. Audit trends and pending issues such as PCAOB monitoring cases
8	June 24	• Deliberation Agenda 1. Approval of POSCO’s non-audit service contract	Approved
2. Approval of POSCO E&C’s Audit Service Contract
9	August 11

•   Deliberation Agenda

1. Internal audit performance for the 1st half of 2022 and plans for the 2nd half of 2022

2. Results of internal audit on the consolidated financial statements for the 2nd quarter of 2022

3. Audit activity evaluation results of the independent auditor for the year 2021

•   Report Agenda

1. Results of external audit on consolidated financial statements for the 2nd quarter of 2022

Approved

52

C. Voting Rights of Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2) Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3) The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

	(In millions KRW)
Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	5,901	1,249	10,000	—
Outside Director (Excluding Audit Committee Members)	4	202	46		—
Audit Committee Members	3	154	51		—

No. of people : The number of Directors and the Audit Committee members who are in office as of June 30, 2022.

Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to June 30, 2022.

Average payment per person is calculated based on the paid amount to the current Directors and AuditCommittee members as of June 30, 2022.

53

POSCO HOLDINGS INC.

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2022

(With Independent Auditors’ Review Report Thereon)

KPMG SAMJONG Accounting Corp.	Tel +82 (2) 2112 0100
152, Teheran-ro, Gangnam-gu, Seoul 06236	Fax +82 (2) 2112 0101
(Yeoksam-dong, Gangnam Finance Center 27th Floor)	www.kr.kpmg.com
Republic of Korea

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2022, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our review conclusion, we draw attention to Note 1 to the condensed consolidated interim financial statements, which describes the spin-off by the former POSCO, the controlling company on March 1, 2022. Upon completion of the spin-off, the surviving company was renamed as POSCO HOLDINGS INC., and a new subsidiary, POSCO, was established.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2022, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 12, 2022

This report is effective as of August 12, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	21	~~W~~	5,769,474	4,775,166
Trade accounts and notes receivable, net	4,21,26,27,34		12,394,411	10,061,982
Other receivables, net	5,21,34		2,286,974	2,104,610
Other short-term financial assets	6,21		12,521,035	13,447,717
Inventories	7		17,962,484	15,215,098
Current income tax assets			21,628	23,229
Assets held for sale	8		34,593	78,470
Other current assets	14		1,156,363	915,358

Total current assets			52,146,962	46,621,630

Long-term trade accounts and notes receivable, net	4,21		28,023	63,205
Other receivables, net	5,21		1,588,001	1,415,143
Other long-term financial assets	6,21		2,299,783	2,119,674
Investments in associates and joint ventures	9		5,217,075	4,514,647
Investment property, net	11		1,089,239	1,086,077
Property, plant and equipment, net	12		30,407,053	29,596,698
Intangible assets, net	13		5,221,730	4,166,309
Defined benefit assets, net	19		116,159	255,858
Deferred tax assets			3,593,217	1,433,766
Other non-current assets	14		163,151	198,607

Total non-current assets			49,723,431	44,849,984

Total assets		~~W~~	101,870,393	91,471,614

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		December 31, 2021
Liabilities
Trade accounts and notes payable	21,34	~~W~~	6,752,857	5,468,175
Short-term borrowings and current installments of long-term borrowings	4,15,21		13,167,045	8,830,067
Other payables	16,21,34		2,230,663	2,189,361
Other short-term financial liabilities	17,21		131,203	111,641
Current income tax liabilities			967,730	2,139,718
Liabilities directly associated with the assets held for sale	8		4	189
Provisions	18,35		400,558	399,984
Other current liabilities	20,26,27		2,106,860	1,944,488

Total current liabilities			25,756,920	21,083,623

Long-term trade accounts and notes payable	21		696	694
Long-term borrowings, excluding current installments	15,21		12,318,695	12,911,149
Other payables	16,21		812,800	679,009
Other long-term financial liabilities	17,21		20,152	23,996
Defined benefit liabilities, net	19		14,805	50,842
Deferred tax liabilities			3,449,227	1,271,775
Long-term provisions	18,35		589,368	589,092
Other non-current liabilities	20,26		158,242	56,491

Total non-current liabilities			17,363,985	15,583,048

Total liabilities			43,120,905	36,666,671

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,388,581	1,387,960
Hybrid bonds	23		—	199,384
Reserves	24		(244,494)	(666,985)
Treasury shares	25		(2,459,781)	(2,508,294)
Retained earnings			54,089,419	51,532,887

Equity attributable to owners of the controlling company			53,256,128	50,427,355
Non-controlling interests	23		5,493,360	4,377,588

Total equity			58,749,488	54,804,943

Total liabilities and equity		~~W~~	101,870,393	91,471,614

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2022 and 2021

(Unaudited)

		For the three-month period			For the six-month period
		ended June 30			ended June 30
(in millions of Won, except per share information)	Notes	2022		2021	2022	2021
Revenue	26,27,34,37	~~W~~	23,010,054	18,292,466	44,348,124	34,361,189
Cost of sales	7,27,31,34		(20,276,914)	(15,469,223)	(38,686,219)	(29,400,171)

Gross profit			2,733,140	2,823,243	5,661,905	4,961,018
Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			877	1,368	(5,042)	7,523
Other administrative expenses	28		(579,926)	(516,069)	(1,168,951)	(1,022,390)
Selling expenses	28		(55,857)	(107,953)	(132,028)	(193,121)

Operating profit			2,098,234	2,200,589	4,355,884	3,753,030
Share of profit of equity-accounted investees, net	9		193,733	187,869	441,713	265,869
Finance income and costs	21,29
Finance income			1,581,536	379,944	2,438,721	1,175,488
Finance costs			(1,531,127)	(433,678)	(2,533,112)	(1,299,977)
Other non-operating income and expenses	34
Reversal of (impairment loss) on other receivables			1,391	(6,143)	988	(12,749)
Other non-operating income	30		118,723	203,827	296,728	333,798
Other non-operating expenses	30,31		(124,956)	(134,569)	(199,380)	(258,061)

Profit before income tax	37		2,337,534	2,397,839	4,801,542	3,957,398
Income tax expense	32,37		(538,592)	(590,667)	(1,095,716)	(1,011,447)

Profit			1,798,942	1,807,172	3,705,826	2,945,951
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		29,370	(1,053)	(39,954)	(2,778)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(229,110)	76,883	(124,689)	168,889
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			51,055	(15,387)	218,087	72,712
Foreign currency translation differences			185,244	(15,937)	374,694	146,769
Gains or losses on valuation of derivatives	21		(319)	239	(268)	225

Other comprehensive income, net of tax			36,240	44,745	427,870	385,817

Total comprehensive income		~~W~~	1,835,182	1,851,917	4,133,696	3,331,768

Profit attributable to:
Owners of the controlling company		~~W~~	1,588,430	1,664,343	3,300,042	2,689,079
Non-controlling interests			210,512	142,829	405,784	256,872

Profit		~~W~~	1,798,942	1,807,172	3,705,826	2,945,951

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,580,727	1,718,526	3,664,294	3,069,036
Non-controlling interests			254,455	133,391	469,402	262,732

Total comprehensive income		~~W~~	1,835,182	1,851,917	4,133,696	3,331,768

Earnings per share (in Won)	33
Basic earnings per share (in Won)			20,942	21,986	43,533	35,447
Diluted earnings per share (in Won)		~~W~~	19,321	21,986	40,994	35,447

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	2,689,079	2,689,079	256,872	2,945,951
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(5,007)	(5,007)	2,229	(2,778)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	76,587	—	—	76,587	(3,875)	72,712
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	170,940	—	(2,066)	168,874	15	168,889
Foreign currency translation differences, net of tax		—	—	—	139,339	—	—	139,339	7,430	146,769
Gains or losses on valuation of derivatives, net of tax		—	—	—	164	—	—	164	61	225

Total comprehensive income		—	—	—	387,030	—	2,682,006	3,069,036	262,732	3,331,768

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(59,835)	(402,400)
Interim dividends		—	—	—	—	—	(226,877)	(226,877)	—	(226,877)
Changes in subsidiaries		—	—	—	—	—	—	—	16,800	16,800
Changes in ownership interest in subsidiaries		—	51,243	—	—	—	—	51,243	538,054	589,297
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)	(3,597)	(8,159)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(5,602)	—	—	—	1,270	(4,332)	1,363	(2,969)

Total transactions with owners of the controlling company		—	45,641	—	—	(116,771)	(572,734)	(643,864)	492,785	(151,079)

Balance as of June 30, 2021	~~W~~	482,403	1,356,188	199,384	(993,888)	(2,508,294)	48,220,729	46,756,522	4,098,759	50,855,281

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	3,300,042	3,300,042	405,784	3,705,826
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(60,088)	(60,088)	20,134	(39,954)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	203,853	—	—	203,853	14,234	218,087
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(126,538)	—	1,849	(124,689)	—	(124,689)
Foreign currency translation differences, net of tax		—	—	—	344,918	—	—	344,918	29,776	374,694
Gains or losses on valuation of derivatives, net of tax		—	—	—	258	—	—	258	(526)	(268)

Total comprehensive income		—	—	—	422,491	—	3,241,803	3,664,294	469,402	4,133,696

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(81,308)	(459,436)
Interim dividends		—	—	—	—	—	(303,397)	(303,397)	—	(303,397)
Changes in subsidiaries		—	—	—	—	—	—	—	406,554	406,554
Changes in ownership interest in subsidiaries		—	(8,835)	—	—	—	—	(8,835)	130,191	121,356
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(6,732)	(8,219)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004	—	58,004
Others		—	(35)	—	—	—	(2,259)	(2,294)	(1,719)	(4,013)

Total transactions with owners of the controlling company		—	621	(199,384)	—	48,513	(685,271)	(835,521)	646,370	(189,151)

Balance as of June 30, 2022	~~W~~	482,403	1,388,581	—	(244,494)	(2,459,781)	54,089,419	53,256,128	5,493,360	58,749,488

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		June 30, 2021
Cash flows from operating activities
Profit		~~W~~	3,705,826	2,945,951
Adjustments for:
Depreciation			1,571,178	1,557,056
Amortization			226,033	220,474
Finance income			(1,363,722)	(577,967)
Finance costs			1,219,391	657,286
Income tax expense			1,095,716	1,011,447
Impairment loss on property, plant and equipment			3	16,892
Gain on disposal of property, plant and equipment			(13,760)	(6,939)
Loss on disposal of property, plant and equipment			65,101	36,147
Impairment loss on intangible assets			200	7,220
Gain on disposal of investments in subsidiaries, associates and joint ventures			(11,912)	(26,054)
Loss on disposal of investments in subsidiaries, associates and joint ventures			—	7,569
Share of profit of equity-accounted investees			(441,713)	(265,869)
Gain on disposal of assets held for sale			(54,532)	(45,743)
Expenses related to post-employment benefit			115,473	120,595
Impairment loss on trade and other receivables			4,054	5,226
Loss on valuation of inventories			114,936	27,835
Increase to provisions			61,279	43,414
Others, net			(25,951)	(48,199)

			2,561,774	2,740,390

Changes in operating assets and liabilities	36		(4,145,572)	(3,295,393)
Interest received			199,623	112,130
Interest paid			(226,514)	(243,277)
Dividends received			369,076	276,792
Income taxes paid			(2,180,561)	(321,483)

Net cash provided by operating activities		~~W~~	283,652	2,215,110

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		June 30, 2021
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(38,456,950)	(19,204,164)
Proceeds from disposal of short-term financial instruments			39,710,406	18,077,010
Increase in loans			(599,981)	(418,390)
Collection of loans			776,751	547,258
Acquisitions of securities			(297,201)	(133,571)
Proceeds from disposal of securities			78,420	216,672
Acquisitions of long-term financial instruments			(15,669)	(8,927)
Acquisitions of investment in associates and joint ventures			(372,964)	(91,734)
Proceeds from disposal of investment in associates and joint ventures			16,219	37,756
Acquisitions of investment property			(569)	(565)
Proceeds from investment property			—	2,591
Acquisitions of property, plant and equipment			(1,791,308)	(1,224,620)
Proceeds from disposal of property, plant and equipment			(6,235)	(10,164)
Acquisitions of intangible assets			(251,775)	(124,012)
Proceeds from disposal of intangible assets			2,632	12,861
Proceeds from disposal of assets held for sale			99,141	58,750
Collection of lease receivables			31,355	61,849
Cash outflow from business combination, net of cash acquired			(761,093)	—
Others, net			1,494	1,064

Net cash used in investing activities			(1,837,327)	(2,200,336)

Cash flows from financing activities
Proceeds from borrowings			1,276,194	631,374
Repayment of borrowings			(1,264,164)	(1,939,753)
Proceeds from short-term borrowings, net			2,797,930	734,001
Capital contribution from non-controlling interests			541,993	614,259
Payment of cash dividends			(759,470)	(629,243)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			(8,204)	(8,204)
Repayment of lease liabilities			(168,075)	(113,657)
Others, net			(27,791)	13,958

Net cash provided by (used in) financing activities			2,388,413	(814,036)

Effect of exchange rate fluctuation on cash held			159,570	66,755

Net increase(decrease) in cash and cash equivalents			994,308	(732,507)
Cash and cash equivalents at beginning of the period	8		4,775,720	4,755,578

Cash and cash equivalents at end of the period	8	~~W~~	5,770,028	4,023,071

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2022

(Unaudited)

1. General Information

General information about POSCO HOLDINGS INC., its 42 domestic subsidiaries including POSCO, 132 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 136 associates and joint ventures are as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

The Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of June 30, 2022, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established during the six-month period ended June 30, 2022, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
Senex Holdings PTY LTD and the subsidiaries (*1, 2)	January 2022	50.10	New establishment
POSCO	March 2022	100.00	Spin-off from the controlling Company
Posco Mexico e-Mobility S.A DE C.V.	March 2022	100.00	New establishment
eSteel4U	April 2022	100.00	New establishment
POSCO social investment fund	April 2022	70.00	New establishment
POSCO CHEMICAL CANADA INC.	June 2022	100.00	New establishment

(*1)	During the six-month period ended June 30, 2022, K-A Energy 1 PTY LTD changed the name to Senex Holdings PTY LTD.
(*2)	The subsidiary acquired 100% shares of Senex Energy Limited in April 2022.

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2021. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2021.

Changes in accounting policies

The changes in accounting policies described below will be applied to the consolidated financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1016 “Property, plant and equipment”

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. The cumulative effect of the initial application of the amendment is recognized by adjusting the beginning balance of retained earnings on the comparative statements of financial position and the amendments did not have any impact on the Company’s financial statements.

(b)	K-IFRS No. 1103 “Business Combinations”

The definition of assets and liabilities to be recognized is amended to refer to the revised conceptual framework for financial reporting. However, the amendments add an exception which allows K-IFRS No. 1037 “Provisions, contingent liabilities and contingent assets” and K-IFRS No. 2121 “Levies” to be applied to the liabilities and contingent liabilities included in the scope of these standards. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments are applied to business combination occurred on or after January 1, 2022.

(c)	K-IFRS No. 1037 “Provisions, Contingent Liabilities and Contingent Assets” — Onerous Contracts : Cost of Fulfilling a Contact

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The cumulative effect of the initial application of the amendment is recognized by adjusting the beginning balance of retained earnings on the date of initial application, and the amendments did not have any impact on the Company’s financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company expects that its exchangeable bond (~~W~~1,332,446 million as of March 31, 2022) will be reclassified from non-current liabilities to current liabilities upon the adoption of the amendments.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Trade accounts and notes receivable	~~W~~	11,256,731	9,266,729
Finance lease receivables		—	126
Due from customers for contract work		1,464,808	1,110,082
Less: Allowance for doubtful accounts		(327,128)	(314,955)

	~~W~~	12,394,411	10,061,982

Non-current
Trade accounts and notes receivable	~~W~~	79,086	113,370
Less: Allowance for doubtful accounts		(51,063)	(50,165)

	~~W~~	28,023	63,205

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of June 30, 2022, and December 31, 2021, the carrying amounts of such secured borrowings are ~~W~~408,094 million and ~~W~~270,101 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Loans	~~W~~	312,920	331,692
Other accounts receivable		1,463,850	1,305,383
Accrued income		412,423	350,301
Deposits		116,881	130,011
Others		19,322	17,706
Lease receivables		52,321	63,568
Less: Allowance for doubtful accounts		(90,743)	(94,051)

	~~W~~	2,286,974	2,104,610

Non-current
Loans	~~W~~	962,049	884,990
Other accounts receivable		225,767	196,018
Accrued income		118,079	121,041
Deposits		470,493	390,971
Lease receivables		76,420	80,317
Less: Allowance for doubtful accounts		(264,807)	(258,194)

	~~W~~	1,588,001	1,415,143

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Derivatives assets	~~W~~	351,024	66,558
Debt securities		171,234	157,895
Deposit instruments(*1,2)		3,304,062	2,709,171
Short-term financial instruments(*2)		8,694,715	10,514,093

	~~W~~	12,521,035	13,447,717

Non-current
Derivatives assets	~~W~~	283,187	182,538
Equity securities(*3)		1,364,093	1,466,061
Debt securities		78,206	3,968
Other securities(*3)		546,524	430,998
Deposit instruments(*2)		27,773	36,109

	~~W~~	2,299,783	2,119,674

(*1)	As of December 31, 2021, ~~W~~4,314 million are restricted in use for government project.
(*2)	As of June 30, 2022 and December 31, 2021, financial instruments amounting to ~~W~~96,321 million and ~~W~~83,738 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)

As of June 30, 2022 and December 31, 2021, ~~W~~201,385 million and ~~W~~189,198 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Finished goods	~~W~~	2,707,805	2,583,191
Merchandise		1,426,576	1,326,736
Semi-finished goods		3,253,457	2,902,717
Raw materials		4,820,201	3,777,112
Fuel and materials		1,055,938	917,906
Construction inventories		595,816	716,446
Materials-in-transit		4,187,218	3,051,786
Others		97,984	101,133

		18,144,995	15,377,027

Less: Allowance for inventories valuation		(182,511)	(161,929)

	~~W~~	17,962,484	15,215,098

The amounts of loss on valuation of inventories recognized in cost of sales during the six-month period ended June 30, 2022 and the year ended December 31, 2021 were ~~W~~114,936 million and ~~W~~78,783 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
	Subsidiaries (*3,6)		The controlling company(*1,2,3)	Subsidiaries (*6)	Total
Asset
Cash and cash equivalents(*4)	~~W~~	554	—	554	554
Trade accounts and notes receivables		887	—	956	956
Investment in joint ventures(*5)		13,498	—	13,044	13,044
Property, plant and equipment		19,429	29,236	30,995	60,231
Intangible assets		—	553	2,977	3,530
Others		225	—	155	155

	~~W~~	34,593	29,789	48,681	78,470

Liability
Others	~~W~~	4	185	4	189

(*1)

During the year ended December 31, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as asset held for sale and the Company recognized ~~W~~43,760 million of gain on disposal.

(*2)

During the year ended December 31, 2021, the Company decided to trade and exchange the emission rights and reclassified the emission rights to assets held for sale. After that, the Company recognized ~~W~~1,316 million loss on disposal of assets held for sale.

(*3)

During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale for ~~W~~24,000 million. Meanwhile, the facility was transferred to the newly established company (POSCO) through vertical spin-off during the six-month period ended June 30, 2022. During the six-month period ended June 30, 2022, the Company disposed of the assets held for sale for ~~W~~4,817 million. As of June 30, 2022, the remaining amount ~~W~~19,183 million is included in assets held for sale.

(*4)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of June 30, 2022 and December 31, 2021.
(*5)

During the year ended December 31, 2021, the Company decided to dispose of interests of POSCO(Guangdong) Automotive Steel Co, Ltd. which is classified investment in joint ventures as asset held for sale for ~~W~~13,044 million. As of June 30, 2022, the investments in joint venture are included in assets held for sale.

(*6)

During the year ended December 31, 2021, the Company decided to dispose tangible and intangible assets of HUME COAL PTY LTD, a subsidiary, and classified as assets held for sale for ~~W~~33,972 million. The Company disposed of the assets held for sale, and recognized ~~W~~54,475 million of gain on disposal during the six-month period ended June 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of June 30, 2022 and December 31, 2021 are as follows:

(b)

(in millions of Won)	June 30, 2022						December 31, 2021
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	47.69	~~W~~	178,787	~~W~~	177,750	176,136
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00		429,904		367,101	382,887
SNNC	18,130,000	49.00		90,650		195,793	171,332
QSONE Co.,Ltd.	200,000	50.00		84,395		85,777	86,058
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		11,075	9,571
Western Inland highway CO.,LTD.(*2)	—	—		—		—	53,563
Pocheon-Hwado Highway Corp.(*1)	6,981,975	27.64		34,910		29,826	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	1,181,160	29.53		5,906		15,706	19,191
Daesung Steel(*3)	108,038	17.54		14,000		19,732	19,073
PCC Amberstone Private Equity Fund 1(*3)	8,248,618,766	8.80		8,131		9,240	9,251
Others (59 companies)(*1)						138,959	107,035

						1,050,959	1,062,910

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		287,108	238,601
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		216,238	182,639
9404-5515 Quebec Inc.	260,118,182	23.64		296,656		319,244	135,738
FQM Australia Holdings Pty Ltd	186,000,030	30.00		109,568		105,821	91,052
Eureka Moly LLC	—	20.00		240,123		14,868	13,633
AMCI (WA) PTY LTD	49	49.00		209,664		67,053	67,972
NCR LLC	—	22.10		135,897		149,495	102,319
KOREA LNG LTD.	2,400	20.00		135,205		38,540	31,340
Nickel Mining Company SAS	3,234,698	49.00		157,585		66,916	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	429,580,000	40.00		78,117		80,269	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd (*4)	—	—		—		—	19,099
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		16,307	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		9,482	9,140
Others (29 companies)(*1)						217,485	161,962

						1,588,826	1,140,364

					~~W~~	2,639,785	2,203,274

(*1)

As of June 30, 2022 and December 31, 2021, investments in associates amounting to ~~W~~653,577 million and ~~W~~629,832 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

During the six-month period ended June 30, 2022, investment in this associate was transferred to equity security because the Company lost significant influence due to a decline in ownership upon capital increase in the associate in which the Company did not participate.

(*3)

As of June 30, 2022, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(*4)

During the six-month period ended June 30, 2022, the Company disposed of investments in associates of Zhongyue POSCO (Qinhuangdao)Tinplate Industrial Co., Ltd, and recognized ~~W~~1,771 million of gain on disposal.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022					December 31, 2021
Company	Number of shares	Ownership (%)	Acquisition cost		Book value	Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~158,349	169,838
Others (5 companies)					6,330	6,676

					164,679	176,514

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672	1,422,166	1,346,712
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609	420,311	393,793
KOBRASCO	2,010,719,185	50.00		32,950	96,422	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961	111,171	107,650
DMSA/AMSA(*1)	—	3.89		346,880	31,159	24,144
CSP - Compania Siderurgica do Pecem	1,578,377,432	20.00		676,060	137,814	52,257
HBIS-POSCO Automotive Steel Co.Ltd	—	50.00		170,760	168,811	110,769
Others (9 companies)					24,757	31,238

					2,412,611	2,134,859

					~~W~~2,577,290	2,311,373

(*1)	As of June 30, 2022 and December 31, 2021, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	176,136	—	—	1,614	—	177,750
Samcheok Blue Power Co.,Ltd.		382,887	—	(2,416)	(8,568)	(4,802)	367,101
SNNC		171,332	—	(5,348)	29,809	—	195,793
QSONE Co.,Ltd.		86,058	—	(1,100)	819	—	85,777
Chun-cheon Energy Co., Ltd		9,571	—	—	1,314	190	11,075
Western Inland highway CO.,LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(2,022)	(2,484)	29,826
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,191	—	—	649	(4,134)	15,706
Daesung Steel		19,073	—	—	659	—	19,732
PCC Amberstone Private Equity Fund 1		9,251	—	(329)	446	(128)	9,240
POSCO MITSUBISHI CARBON TECHNOLOGY		169,838	—	(24,000)	12,511	—	158,349
Others (64 companies)		113,711	39,313	(3,847)	(373)	(3,515)	145,289

		1,239,424	44,832	(37,040)	36,733	(68,311)	1,215,638

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	—	25,618	22,889	287,108
AES-VCM Mong Duong Power Company Limited		182,639	—	(12,317)	29,243	16,673	216,238
9404-5515 Quebec Inc.		135,738	172,315	(10,411)	3,179	18,423	319,244
FQM Australia Holdings Pty Ltd		91,052	—	—	5,947	8,822	105,821
Eureka Moly LLC		13,633	—	—	—	1,235	14,868
AMCI (WA) PTY LTD		67,972	—	—	(2,757)	1,838	67,053
NCR LLC		102,319	37,160	—	(1,606)	11,622	149,495
KOREA LNG LTD.		31,340	—	(9,287)	9,218	7,269	38,540
Nickel Mining Company SAS		48,249	—	—	18,435	232	66,916
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	55,695	—	54	1,751	80,269
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	583	2,347	16,307
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(129)	471	9,482
Roy Hill Holdings Pty Ltd		1,346,712	—	(148,581)	154,917	69,118	1,422,166
POSCO-NPS Niobium LLC		393,793	—	(12,196)	3,542	35,172	420,311
KOBRASCO		68,296	—	(12,312)	27,659	12,779	96,422
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	3	3,518	111,171
DMSA/AMSA		24,144	—	—	4,600	2,415	31,159
CSP - Compania Siderurgica do Pecem		52,257	—	—	75,070	10,487	137,814
HBIS-POSCO Automotive Steel Co.Ltd		110,769	61,703	—	(8,556)	4,895	168,811
Others (38 companies)		193,200	27,476	(39,371)	59,747	1,190	242,242

		3,275,223	354,349	(246,949)	404,980	213,834	4,001,437

	~~W~~	4,514,647	399,181	(283,989)	441,713	145,523	5,217,075

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

2)	For the year ended December 31, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,939	—	—	197	—	176,136
Samcheok Blue Power Co.,Ltd.		145,092	250,495	(405)	(4,248)	(8,047)	382,887
SNNC		160,332	—	(18,243)	29,314	(71)	171,332
QSONE Co.,Ltd.		86,004	—	(1,140)	1,194	—	86,058
Chun-cheon Energy Co., Ltd		23,913	—	—	(15,094)	752	9,571
Western Inland highway CO.,LTD.		45,070	4,031	—	(1,981)	6,443	53,563
Nextrain Co., Ltd.		47,364	—	—	(127)	(47,237)	—
Pocheon-Hwado Highway Corp.		13,721	13,954	—	(2,679)	3,817	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,137	—	—	2,054	—	19,191
Daesung Steel		16,990	—	—	2,083	—	19,073
PCC Amberstone Private Equity Fund 1		9,230	—	(674)	977	(282)	9,251
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	16,243	138	169,838
Others (62 companies)		117,486	38,021	(7,159)	6,399	(41,036)	113,711

		1,011,735	306,501	(27,621)	34,332	(85,523)	1,239,424

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(27,828)	48,159	18,928	238,601
AES-VCM Mong Duong Power Company Limited		158,777	—	(28,623)	35,959	16,526	182,639
9404-5515 Quebec Inc.		123,296	—	(16,999)	18,071	11,370	135,738
FQM Australia Holdings Pty Ltd		—	109,568	—	(17,997)	(519)	91,052
Eureka Moly LLC		43,520	—	—	(32,607)	2,720	13,633
AMCI (WA) PTY LTD		71,732	—	—	(5,986)	2,226	67,972
NCR LLC		46,608	44,797	—	(2,016)	12,930	102,319
KOREA LNG LTD.		42,229	—	(9,178)	9,145	(10,856)	31,340
Nickel Mining Company SAS		40,890	—	—	7,243	116	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(1,838)	2,460	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,181	—	—	1,752	2,166	19,099
PT. Wampu Electric Power		12,716	—	—	1,389	1,746	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	675	1,355	9,140
Roy Hill Holdings Pty Ltd		1,418,056	—	(522,947)	392,887	58,716	1,346,712
POSCO-NPS Niobium LLC		353,725	—	(20,479)	28,729	31,818	393,793
KOBRASCO		54,400	—	(39,059)	52,118	837	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	6,291	10,089	107,650
DMSA/AMSA		31,104	—	—	674	(7,634)	24,144
CSP - Compania Siderurgica do Pecem		—	19,176	—	22,398	10,683	52,257
HBIS-POSCO Automotive Steel Co.Ltd		—	109,057	—	1,636	76	110,769
Others (38 companies)		132,411	12,184	(4,713)	48,555	4,763	193,200

		2,864,514	294,782	(669,826)	615,237	170,516	3,275,223

	~~W~~	3,876,249	601,283	(697,447)	649,569	84,993	4,514,647

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2022 and the year ended December 31, 2021 are as follows:

1) June 30, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	360,983	566	360,417	—	9,425
Samcheok Blue Power Co.,Ltd.		3,036,429	2,379,078	657,351	—	(2,452)
SNNC		720,724	279,476	441,248	547,793	60,814
QSONE Co.,Ltd.		251,368	79,813	171,555	8,895	1,639
Chun-cheon Energy Co., Ltd		613,835	524,131	89,704	253,235	2,276
Pocheon-Hwado Highway Corp.		299,729	177,445	122,284	—	(600)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		49,229	26,355	22,874	17,189	2,196
Daesung Steel		181,925	100,823	81,102	64,226	3,756
PCC Amberstone Private Equity Fund 1		105,043	—	105,043	5,863	5,066
POSCO MITSUBISHI CARBON TECHNOLOGY		450,420	184,241	266,179	118,108	21,471
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,716,247	569,659	1,146,588	189,878	102,308
AES-VCM Mong Duong Power Company Limited		1,807,948	1,103,757	704,191	233,424	97,223
9404-5515 Quebec Inc.		1,423,585	—	1,423,585	—	88,924
FQM Australia Holdings Pty Ltd		1,508,677	1,156,261	352,416	188,142	(3,498)
KOREA LNG LTD.		171,216	244	170,972	47,113	46,088
Nickel Mining Company SAS		540,958	314,842	226,116	203,381	56,904
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		242,265	41,173	201,092	9,572	219
PT. Wampu Electric Power		224,281	145,776	78,505	10,313	2,916
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		87,319	51,424	35,895	64,194	(618)
Roy Hill Holdings Pty Ltd		9,825,213	2,452,145	7,373,068	3,925,118	1,367,557
POSCO-NPS Niobium LLC		840,419	—	840,419	—	7,085
KOBRASCO		234,828	42,590	192,238	82,964	55,317
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		753,429	335,611	417,818	2,189,884	14
DMSA/AMSA		3,080,495	2,279,454	801,041	792,646	118,270
CSP - Compania Siderurgica do Pecem		4,616,400	3,956,905	659,495	1,584,797	374,798
HBIS-POSCO Automotive Steel Co.Ltd		624,274	257,598	366,676	235,139	(5,941)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2) December 31, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	400,339	574	399,765	—	5,411
Samcheok Blue Power Co.,Ltd.		2,301,783	1,620,752	681,031	—	(6,226)
SNNC		628,075	236,726	391,349	869,815	75,125
QSONE Co.,Ltd.		251,158	79,042	172,116	17,962	2,388
Chun-cheon Energy Co., Ltd		616,111	528,683	87,428	327,534	(5,424)
Western Inland highway CO.,LTD.		305,166	42,052	263,114	—	(2,137)
Pocheon-Hwado Highway Corp.		217,888	95,005	122,883	—	(929)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		56,418	21,740	34,678	45,543	6,957
Daesung Steel		176,458	99,112	77,346	113,706	11,868
PCC Amberstone Private Equity Fund 1		105,169	—	105,169	11,910	11,110
POSCO MITSUBISHI CARBON TECHNOLOGY		470,330	185,622	284,708	172,441	28,699
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,604,624	651,751	952,873	439,974	192,322
AES-VCM Mong Duong Power Company Limited		1,677,096	1,084,900	592,196	366,205	119,863
9404-5515 Quebec Inc.		1,317,335	3	1,317,332	—	173,763
FQM Australia Holdings Pty Ltd		1,348,138	1,021,630	326,508	243,611	(64,143)
KOREA LNG LTD.		157,060	357	156,703	47,843	45,724
Nickel Mining Company SAS		475,751	307,570	168,181	328,570	31,688
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		129,618	72,965	56,653	28,488	(4,680)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		92,850	31,260	61,590	174,511	5,193
PT. Wampu Electric Power		209,172	132,917	76,255	20,288	6,946
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		89,809	54,517	35,292	117,461	2,595
Roy Hill Holdings Pty Ltd		9,165,759	2,227,659	6,938,100	8,839,084	3,740,696
POSCO-NPS Niobium LLC		787,383	—	787,383	—	52,451
KOBRASCO		194,022	57,430	136,592	165,224	104,507
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		727,958	324,222	403,736	2,044,978	25,165
DMSA/AMSA		3,631,856	2,068,847	1,563,009	749,634	636,113
CSP - Compania Siderurgica do Pecem		3,777,391	3,542,398	234,993	2,570,010	653,370
HBIS-POSCO Automotive Steel Co.Ltd		502,645	261,765	240,880	482,696	3,272

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2022 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1,2) Contstruction Work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	32.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yangsan Sasong Apartment Project (C1,B3,B4 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction work	Construction	70.00	Korea
Songdo B5 Block officetel Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	332,308	—	—	(6,188)	326,120
Buildings		584,549	671	(12,153)	17,512	590,579
Structures		753	—	(368)	922	1,307
Right-of-use assets		168,467	—	(2,949)	5,715	171,233

	~~W~~	1,086,077	671	(15,470)	17,961	1,089,239

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference, and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	279,397	83,497	(1,092)	—	(29,494)	332,308
Buildings		559,584	11,378	(2,264)	(21,362)	37,213	584,549
Structures		1,199	—	—	(598)	152	753
Right-of-use assets		154,601	—	—	(4,364)	18,230	168,467

	~~W~~	994,781	94,875	(3,356)	(26,324)	26,101	1,086,077

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Acquisitions	Business combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	2,702,715	6,274	—	(49)	—	36,594	2,745,534
Buildings		4,204,450	7,190	—	(2,382)	(158,830)	152,918	4,203,346
Structures		3,131,795	7,486	38,212	(1,985)	(125,373)	125,858	3,175,993
Machinery and equipment		16,420,156	24,663	—	(11,796)	(1,131,931)	1,129,152	16,430,244
Vehicles		46,030	6,373	15	(379)	(8,908)	2,630	45,761
Tools		77,795	10,330	—	(1,071)	(17,530)	5,569	75,093
Furniture and fixtures		166,162	14,999	1,788	(871)	(26,014)	16,340	172,404
Lease assets		867,746	111,623	188,085	(13,203)	(82,366)	(69,722)	1,002,163
Bearer plants		154,682	—	—	—	(4,756)	7,512	157,438
Construction-in-progress		1,825,167	1,683,673	11,041	(472)	—	(1,120,332)	2,399,077

	~~W~~	29,596,698	1,872,611	239,141	(32,208)	(1,555,708)	286,519	30,407,053

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)	Represents increases in property, plant and equipment due to business combination upon acquisition of Senex Energy Limited during the six-month period ended June 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2,3)	Others(*4)	Ending
Land	~~W~~	2,590,087	66,015	(117)	—	5,670	41,060	2,702,715
Buildings		4,161,400	22,559	(4,001)	(316,999)	(32,863)	374,354	4,204,450
Structures		3,025,226	15,728	(15,727)	(233,370)	(4,900)	344,838	3,131,795
Machinery and equipment		16,857,307	206,564	(31,769)	(2,283,704)	(77,173)	1,748,931	16,420,156
Vehicles		37,156	14,896	(832)	(15,242)	(58)	10,110	46,030
Tools		60,301	21,802	(782)	(30,864)	(69)	27,407	77,795
Furniture and fixtures		127,459	28,178	(1,630)	(47,135)	(667)	59,957	166,162
Lease assets		773,700	224,667	(8,320)	(172,443)	(1,547)	51,689	867,746
Bearer plants		149,965	—	(24,876)	(9,264)	—	38,857	154,682
Construction-in-progress		1,617,540	2,838,175	(10,789)	—	(190,556)	(2,429,203)	1,825,167

	~~W~~	29,400,141	3,438,584	(98,843)	(3,109,021)	(302,163)	268,000	29,596,698

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire accident.

(*2)

During the year ended December 31, 2021, the Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized ~~W~~217,564 million of impairment loss.

(*3)

During the year ended December 31, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~27,672 million since recoverable amounts are less than their carrying amounts.

(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Acquisitions	Business combination(*1)	Depreciation	Others	Ending
Land	~~W~~	391,446	20,614	—	(8,439)	9,276	412,897
Buildings and structures		143,854	47,128	6,714	(24,289)	(8,139)	165,268
Machinery and equipment		256,205	9,599	175,795	(22,966)	(81,220)	337,413
Vehicles		14,753	7,307	98	(7,080)	3,598	18,676
Ships		210,056	23,793	—	(9,176)	—	224,673
Others		19,899	3,182	5,478	(13,365)	(725)	14,469

	~~W~~	1,036,213	111,623	188,085	(85,315)	(77,210)	1,173,396

(*1)	Represents increases in right in use assets due to business combination upon acquisition of Senex Energy Limited during the six-month period ended June 30, 2022.

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	371,719	14,161	(14,191)	19,757	391,446
Buildings and structures		171,760	30,912	(61,261)	2,443	143,854
Machinery and equipment		239,181	13,543	(41,721)	45,202	256,205
Vehicles		11,456	12,159	(8,657)	(205)	14,753
Ships		106,555	120,217	(16,716)	—	210,056
Others		27,630	33,675	(34,261)	(7,145)	19,899

	~~W~~	928,301	224,667	(176,807)	60,052	1,036,213

(c)	The amounts recognized in profit or loss related to leases for the three-month and the six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2022		2021	2022	2021
Interest on lease liabilities	~~W~~	9,562	8,179	17,119	17,133
Expenses related to short-term leases		8,269	4,636	15,122	9,930
Expenses related to leases of low-value assets		4,550	3,918	8,412	7,745

	~~W~~	22,381	16,733	40,653	34,808

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Acquisitions	Business combination(*3)	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	735,969	—	—	—	—	—	2,795	738,764
Intellectual property rights		2,225,808	206,931	912,965	(576)	(145,393)	—	14,353	3,214,088
Membership(*1)		142,370	7,945	—	(1,023)	(75)	824	517	150,558
Development expense		153,973	992	—	(13)	(33,993)	(38)	5,079	126,000
Port facilities usage rights		216,021	—	—	—	(7,429)	—	392	208,984
Exploratation and evaluation assets		61,957	3,477	21,266	—	—	(158)	(98)	86,444
Development assets		—	—	76,591	—	—	—	(1,524)	75,067
Customer relationships		285,720	—	—	—	(22,239)	—	74	263,555
Other intangible assets		344,491	31,539	5,887	(277)	(16,904)	—	(6,466)	358,270

	~~W~~	4,166,309	250,884	1,016,709	(1,889)	(226,033)	628	15,122	5,221,730

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	Represents increases in intangible assets due to business combination upon acquisition of Senex Energy Limited during the six-month period ended June 30, 2022.

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2,4,5)	Others(*3)	Ending
Goodwill	~~W~~	903,893	17,804	—	—	(189,167)	3,439	735,969
Intellectual property rights		2,170,738	281,544	(574)	(271,931)	(20,005)	66,036	2,225,808
Membership(*1)		138,703	7,457	(4,198)	(137)	145	400	142,370
Development expense		227,111	11,301	—	(72,294)	(4,027)	(8,118)	153,973
Port facilities usage rights		236,272	—	—	(20,581)	—	330	216,021
Exploratation and evaluation assets		57,140	3,649	—	—	(374)	1,542	61,957
Customer relationships		330,247	—	—	(44,478)	—	(49)	285,720
Other intangible assets		385,328	68,253	(14,818)	(34,679)	(10,032)	(49,561)	344,491

	~~W~~	4,449,432	390,008	(19,590)	(444,100)	(223,460)	14,019	4,166,309

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2021, the Company decided to sell a portion of purchased emission rights and recognized ~~W~~7,180 million of impairment loss since book value exceeded fair value less costs to sell.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*4)

During the year ended December 31, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~20,006 million since recoverable amounts are less than their carrying amounts.

(*5)

During the year ended December 31, 2021, impairment loss of ~~W~~184,770 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment, was recognized as the recoverable amount is less than the carrying amount of the CGU.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

14. Other Assets

Other assets as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Advance payments	~~W~~	699,288	564,196
Prepaid expenses		414,973	274,023
Firm commitment asset		11,989	11,323
Others		30,113	65,816

	~~W~~	1,156,363	915,358

Non-current
Long-term advance payments	~~W~~	21,513	47,752
Long-term prepaid expenses		66,448	76,739
Others(*1)		75,190	74,116

	~~W~~	163,151	198,607

(*1)

As of June 30, 2022, and December 31, 2021, the Company recognized tax assets amounting to ~~W~~4,260 million and ~~W~~4,722 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2022		December 31, 2021
Short-term borrowings
Bank overdrafts	JP Morgan and others	1.20 ~ 6.15	~~W~~	115,739	118,558
Short-term borrowings	HSBC and others	0.04 ~ 7.80		7,877,691	4,991,866

				7,993,430	5,110,424

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.70 ~ 8.50		1,478,720	992,154
Current portion of debentures	Goldman sachs Group, Inc. and others	1.27 ~ 3.28		3,698,022	2,731,321
Less: Current portion of discount on debentures issued				(3,127)	(3,832)

				5,173,615	3,719,643

			~~W~~	13,167,045	8,830,067

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Long-term borrowings, excluding current portion and others as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2022		December 31, 2021
Long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50	~~W~~	3,560,213	3,841,375
Less: Present value discount				(11,151)	(12,530)
Bonds	KB Securities co.,Ltd. and others	0.50 ~ 4.00		7,448,106	7,671,755
Less: Discount on debentures issued				(20,919)	(24,644)
Exchangeable bonds(*1)	Foreign currency exchangeable bonds			1,342,446	1,435,193

			~~W~~	12,318,695	12,911,149

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangable bonds

Type of bond	Exchangable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -
- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	471,446

Underlying shares exchange	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders

- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(c)	Assets pledged as collateral with regard to the borrowings as of June 30, 2022 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,690,427	5,979,852
Trade accounts and notes receivable	Korea Development Bank and others		408,094	408,094
Financial instruments	KB Kookmin Bank and others		22,888	23,013

		~~W~~	5,121,409	6,410,959

16. Other Payables

Other payables as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Accounts payable	~~W~~	1,033,552	1,034,823
Accrued expenses		891,674	835,226
Dividend payable		7,422	4,046
Lease liabilities		170,198	181,774
Withholdings		127,817	133,492

	~~W~~	2,230,663	2,189,361

Non-current
Accounts payable	~~W~~	16,321	17,312
Accrued expenses		8,878	8,760
Lease liabilities		727,619	596,240
Long-term withholdings		59,982	56,697

	~~W~~	812,800	679,009

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Derivative liabilities	~~W~~	111,335	91,739
Financial guarantee liabilities		19,868	19,902

	~~W~~	131,203	111,641

Non-current
Derivative liabilities	~~W~~	15,522	18,300
Financial guarantee liabilities		4,630	5,696

	~~W~~	20,152	23,996

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	88,963	34,555	93,502	45,031
Provision for construction warranties		20,373	236,150	14,519	222,141
Provision for legal contingencies and claims(*1)		13,187	59,789	24,441	69,050
Provision for the restoration(*2,3)		3,181	163,676	5,918	153,613
Others(*4,5)		274,854	95,198	261,604	99,257

	~~W~~	400,558	589,368	399,984	589,092

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~50,758 million and ~~W~~61,911 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of June 30, 2022 and December 31, 2021, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~9,068 million as provisions for restoration as of June 30, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 3.95%~4.28% to measure present value of these costs.

(*3)

Due to contamination of river water quality near Greenhills mine owned by POSCO Canada Ltd., the Company recognized present value of estimated costs for recovery amounting to ~~W~~62,217 million as provisions for improvement as of June 30, 2022.

(*4)

As of June 30, 2022, and December 31, 2021, POSCO ENERGY CO., LTD and Korea Fuel Cell, recognized ~~W~~85,741 million and ~~W~~80,727 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)	The Company has recognized emission liabilities of ~~W~~40,790 million for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of June 30, 2022.

(b) Changes in provisions for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	138,533	83,918	(96,739)	(2,521)	327	123,518
Provision for construction warranties		236,660	29,919	(21,362)	(712)	12,018	256,523
Provision for legal contingencies and claims		93,491	6,552	(23,941)	(1,782)	(1,344)	72,976
Provision for the restoration		159,531	5,512	(5,424)	(29,636)	36,874	166,857
Others		360,861	115,976	(56,672)	(33,725)	(16,388)	370,052

	~~W~~	989,076	241,877	(204,138)	(68,376)	31,487	989,926

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	121,951	160,893	(138,003)	(4,989)	(1,319)	138,533
Provision for construction warranties		227,097	79,518	(67,196)	(3,080)	321	236,660
Provision for legal contingencies and claims		87,450	66,395	(28,400)	(32,731)	777	93,491
Provision for the restoration		139,745	29,456	(7,646)	(11,129)	9,105	159,531
Others		389,999	291,284	(185,066)	(119,633)	(15,723)	360,861

	~~W~~	966,242	627,546	(426,311)	(171,562)	(6,839)	989,076

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2022		2021	2022	2021
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,053	12,369	21,655	24,550

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Present value of funded obligations	~~W~~	2,391,435	2,401,261
Fair value of plan assets(*1)		(2,502,090)	(2,620,046)
Present value of non-funded obligations		9,300	13,770

Net defined benefit liabilities	~~W~~	(101,355)	(205,015)

(*1)

As of June 30, 2022 and December 31, 2021, the Company recognized net defined benefit assets amounting to ~~W~~116,159 million and ~~W~~255,858 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Defined benefit obligations at the beginning of period	~~W~~	2,415,031	2,453,353
Current service costs		117,771	243,029
Interest costs		33,871	52,118
Remeasurements		35,809	(78,888)
Benefits paid		(193,399)	(253,208)
Others		(8,348)	(1,373)

Defined benefit obligations at the end of period	~~W~~	2,400,735	2,415,031

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Fair value of plan assets at the beginning of period	~~W~~	2,620,046	2,397,717
Interest on plan assets		36,169	51,580
Remeasurement of plan assets		(22,639)	(9,529)
Contributions to plan assets		46,722	417,486
Benefits paid		(178,332)	(230,938)
Others		124	(6,270)

Fair value of plan assets at the end of period	~~W~~	2,502,090	2,620,046

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2022		2021	2022	2021
Current service costs	~~W~~	57,503	58,066	117,771	120,405
Net interest costs		(959)	36	(2,298)	190

	~~W~~	56,544	58,102	115,473	120,595

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Due to customers for contract work	~~W~~	917,758	995,311
Advances received		542,334	475,800
Unearned revenue(*1)		136,712	106,574
Withholdings		457,547	340,107
Firm commitment liability		42,562	11,852
Others		9,947	14,844

	~~W~~	2,106,860	1,944,488

Non-current
Unearned revenue(*1)	~~W~~	90,234	27,908
Others		68,008	28,583

	~~W~~	158,242	56,491

(*1)

As of June 30, 2022, the Company recognized liability assumed in the business combination amounted to ~~W~~93,216 million due to unfavorable terms of a customer contract relative to market terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2022 and December 31, 2021 are as follows:

①	June 30, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	553,428	—	553,428	—	553,428
Short-term financial instruments		8,694,715	—	8,694,715	—	8,694,715
Debt securities		78,311	—	70,809	7,502	78,311
Other securities		546,524	21,174	2,266	523,084	546,524
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		80,783	—	80,783	—	80,783
Fair value through other comprehensive income
Equity securities		1,364,093	1,075,796	—	288,297	1,364,093
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		5,769,474	—	—	—	—
Trade accounts and notes receivable		10,995,447	—	—	—	—
Other receivables		3,021,267	—	—	—	—
Debt securities		171,129	—	—	—	—
Deposit instruments		3,331,835	—	—	—	—

	~~W~~	34,609,006	1,096,970	9,402,001	820,883	11,319,854

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	111,552	—	111,552	—	111,552
Borrowings		1,342,446	1,342,446	—	—	1,342,446
Derivative hedging instruments(*2)		15,305	—	15,305	—	15,305
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,753,552	—	—	—	—
Borrowings		24,143,293	—	23,913,971	—	23,913,971
Financial guarantee liabilities		24,498	—	—	—	—
Others		2,793,532	—	—	—	—

	~~W~~	35,184,178	1,342,446	24,040,828	—	25,383,274

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

②	December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	241,541	—	241,541	—	241,541
Short-term financial instruments		10,514,093	—	10,514,093	—	10,514,093
Debt securities		10,717	—	—	10,717	10,717
Other securities		430,998	37,343	1,022	392,633	430,998
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		7,555	—	7,555	—	7,555
Fair value through other comprehensive income
Equity securities		1,466,061	1,250,497	—	215,564	1,466,061
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,775,166	—	—	—	—
Trade accounts and notes receivable		9,051,708	—	—	—	—
Other receivables		2,761,566	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,745,280	—	—	—	—

	~~W~~	32,157,831	1,287,840	10,764,211	620,914	12,672,965

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	93,236	—	93,236	—	93,236
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Derivative hedging instruments		16,803	—	16,803	—	16,803
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,468,869	—	—	—	—
Borrowings		20,306,023	—	20,393,246	—	20,393,246
Financial guarantee liabilities		25,598	—	—	—	—
Others		2,693,163	—	—	—	—

	~~W~~	30,038,885	1,435,193	20,503,285	—	21,938,478

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2022 and 2021 were as follows:

①	For the six-month period ended June 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	120,021	(33,662)	—	2,331	1,065	89,755	—
Derivative assets		—	427,865	—	311,045	—	738,910	—
Financial assets at fair value through other comprehensive income		—	—	—	—	31,160	31,160	(124,689)
Financial assets measured at amortized cost		107,521	—	645,499	(21,805)	(22,733)	708,482	—
Financial liabilities at fair value through profit or loss		—	100,396	(7,915)	—	—	92,481	—
Derivative liabilities		—	(103,593)	—	(423,884)	—	(527,477)	(268)
Financial liabilities measured at amortized cost		(235,411)	—	(985,364)	—	(6,927)	(1,227,702)	—

	~~W~~	(7,869)	391,006	(347,780)	(132,313)	2,565	(94,391)	(124,957)

②	For the six-month period ended June 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	76,894	(10,092)	—	1,834	7,834	76,470	—
Derivative assets		—	86,297	—	179,226	—	265,523	—
Financial assets at fair value through other comprehensive income		—	—	—	—	21,691	21,691	168,889
Financial assets measured at amortized cost		39,493	—	227,861	(6,417)	(89)	260,848	—
Derivative liabilities		—	44,500	—	(230,286)	—	(185,786)	225
Financial liabilities measured at amortized cost		(235,613)	—	(341,254)	—	13,632	(563,235)	—

	~~W~~	(119,226)	120,705	(113,393)	(55,643)	43,068	(124,489)	169,114

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2022 and 2021 were as follows:

①	For the three-month period ended June 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	59,448	(26,858)	—	245	(21,961)	10,874	—
Derivative assets		—	303,526	—	186,460	—	489,986	—
Financial assets at fair value through other comprehensive income		—	—	—	—	47,702	47,702	(229,110)
Financial assets measured at amortized cost		58,289	—	489,608	(14,752)	(744)	532,401	—
Financial liabilities at fair value through profit or loss		—	86,018	(8,183)	—	—	77,835	(319)
Derivative liabilities		—	1,360	—	(208,693)	—	(207,333)	—
Financial liabilities measured at amortized cost		(129,390)	—	(766,282)	—	(5,384)	(901,056)	—

	~~W~~	(11,653)	364,046	(284,857)	(36,740)	19,613	50,409	(229,429)

②	For the three-month period ended June 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	41,559	(5,241)	—	2,296	7,764	46,378	—
Derivative assets		—	(15,018)	—	113,380	—	98,362	—
Financial assets at fair value through other comprehensive income		—	—	—	—	(578)	(578)	77,997
Financial assets measured at amortized cost		20,206	—	(10,101)	(3,047)	(51)	7,007	—
Derivative liabilities		—	15,985	—	(157,305)	—	(141,320)	239
Financial liabilities measured at amortized cost		(106,296)	—	22,598	—	20,115	(63,583)	—

	~~W~~	(44,531)	(4,274)	12,497	(44,676)	27,250	(53,734)	78,236

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2021.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2022 and December 31, 2021 are as follows:

(in Won, except share information)	June 30, 2022		December 31, 2021
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2022, total shares of ADRs of 25,720,008 outstanding in overseas stock market are equivalent to 6,430,002 shares of common stock.
(*2)	As of June 30, 2022, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		806,114	796,623
Other capital surplus		118,642	127,512

	~~W~~	1,388,581	1,387,960

23. Hybrid Bonds

(a)

The Company issued hybrid bonds, which are classified as equity in the consolidated financial statements. During the six-month period ended June 30, 2022, the hybrid bonds were transferred to a newly established company (POSCO) by a vertical spin-off. Accordingly, the ownership interests of the controlling company as of December 31, 2021 have been replaced by non-controlling interests as of June 30, 2022. Hybrid bonds classified as equity as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2022		December 31, 2021
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(*1)	Details of issuance of hybrid bonds as of June 30, 2022 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The issuer has a right to extend the maturity date)
Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
• After 10 years : return on government bond of Republic of Korea (10 years) + 1.40%
• After 10 years : additionally +0.25% according to Step-up clauses
• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2022 amounts to ~~W~~454 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2022		December 31, 2021
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of June 30, 2022 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)
Interest rate	Issue date ~ 2023-08-29 : 5.21%
Reset every 10 years as follows;
• After 10 years : return on government bond of Republic of Korea (10 years) + 1.55%
• After 10 years : additionally +0.25% according to Step-up clauses
• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2022 amounts to ~~W~~679 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

24. Reserves

Reserves as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(328,980)	(532,833)
Changes in fair value of equity investments at fair value through other comprehensive income		(279,897)	(153,359)
Foreign currency translation differences		352,680	7,762
Gains or losses on valuation of derivatives		(197)	(455)
Others		11,900	11,900

	~~W~~	(244,494)	(666,985)

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(shares, in millions of Won)	June 30, 2022			December 31, 2021
	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523
Acquisition of treasury shares	—		—	389,900		116,771
Disposal of treasury shares	(223,605)		(48,513)	—		—

Ending	11,337,658	~~W~~	2,459,781	11,561,263	~~W~~	2,508,294

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the six-month periods ended June 30, 2022 and 2021 were as follows:

①	For the six-month period ended June 30, 2022

(in millions of Won)			Green Infrastructure			Green Materials
	Steel		Construction	Trading	Energy and others	and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	23,457,093	—	13,177,551	18,611	1,017,857	—	37,671,112
Revenue from services		553,431	13,196	300,281	1,641,142	2,644	11,958	2,522,652
Revenue from construction contract		—	3,634,339	—	—	15,335	—	3,649,674
Others		58,351	79,508	262,775	30,132	—	73,920	504,686

	~~W~~	24,068,875	3,727,043	13,740,607	1,689,885	1,035,836	85,878	44,348,124

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	23,515,444	105,743	13,440,326	48,743	1,017,857	73,921	38,202,034
Revenue recognized over time		553,431	3,621,300	300,281	1,641,142	17,979	11,957	6,146,090

	~~W~~	24,068,875	3,727,043	13,740,607	1,689,885	1,035,836	85,878	44,348,124

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

②	For the six-month periods ended June 30, 2021

(in millions of Won)			Green Infrastructure			Green Materials
	Steel		Construction	Trading	Energy and others	and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	18,049,216	—	10,987,566	4,881	562,980	99,417	29,704,060
Revenue from services		265,205	26,988	236,072	860,565	1,971	50,757	1,441,558
Revenue from construction contract		—	2,947,135	—	—	19,706	—	2,966,841
Others		25,509	1,006	137,359	8,306	—	76,550	248,730

	~~W~~	18,339,930	2,975,129	11,360,997	873,752	584,657	226,724	34,361,189

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	18,074,725	20,756	11,124,925	13,187	562,980	175,967	29,972,540
Revenue recognized over time		265,205	2,954,373	236,072	860,565	21,677	50,757	4,388,649

	~~W~~	18,339,930	2,975,129	11,360,997	873,752	584,657	226,724	34,361,189

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended June 30, 2022 and 2021 were as follows:

①	For the three-month period ended June 30, 2022

(in millions of Won)			Green Infrastructure			Green Materials
	Steel		Construction	Trading	Energy and others	and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	12,004,230	—	6,890,664	14,128	567,160	—	19,476,182
Revenue from services		293,529	5,835	162,245	766,548	992	3,185	1,232,334
Revenue from construction contract		—	1,990,393	—	—	6,589	—	1,996,982
Others		26,483	48,643	176,802	4,652	—	47,976	304,556

	~~W~~	12,324,242	2,044,871	7,229,711	785,328	574,741	51,161	23,010,054

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	12,030,713	57,419	7,067,466	18,780	567,160	47,977	19,789,515
Revenue recognized over time		293,529	1,987,452	162,245	766,548	7,581	3,184	3,220,539

	~~W~~	12,324,242	2,044,871	7,229,711	785,328	574,741	51,161	23,010,054

②	For the three-month period ended June 30, 2021

(in millions of Won)			Green Infrastructure			Green Materials
	Steel		Construction	Trading	Energy and others	and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,714,721	—	5,901,820	—	288,849	60,486	15,965,876
Revenue from services		138,345	14,608	137,117	390,130	794	29,227	710,221
Revenue from construction contract		—	1,499,718	—	—	6,810	—	1,506,528
Others		10,351	498	75,612	1,981	—	21,399	109,841

	~~W~~	9,863,417	1,514,824	6,114,549	392,111	296,453	111,112	18,292,466

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,725,072	2,134	5,977,432	1,981	288,849	81,885	16,077,353
Revenue recognized over time		138,345	1,512,690	137,117	390,130	7,604	29,227	2,215,113

	~~W~~	9,863,417	1,514,824	6,114,549	392,111	296,453	111,112	18,292,466

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Receivables
Account receivables	~~W~~	10,995,447	9,051,708
Contract assets
Due from customers for contract work		1,426,987	1,073,479
Contract liabilities
Advance received		550,185	483,375
Due to customers for contract work		917,758	995,311
Unearned revenue		226,244	133,765

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022			December 31, 2021
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	32,864,883	70,894	32,687,274	81,478
Accumulated contract profit		3,326,780	13,657	3,302,005	14,932
Accumulated contract loss		(893,667)	(14,766)	(1,227,883)	(16,904)
Accumulated contract revenue		35,297,996	69,785	34,761,396	79,506

(b)	Details of due from customers for contract work and due to customers for contract work as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022			December 31, 2021
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,401,302	63,506	1,069,343	40,739
Due to customers for contract work		(826,609)	(91,149)	(937,337)	(57,974)

	~~W~~	574,693	(27,643)	132,006	(17,235)

(c)	Details of the provisions of construction loss as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Construction segment	~~W~~	17,792	26,656
Others		12,772	16,229

	~~W~~	30,564	42,885

(d)

Due to the factors causing the variation of costs for the six-month period ended June 30, 2022, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the six-month period ended June 30, 2022 and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total		Changes in estimated
	contract revenues		total contract costs	Net income	Future income(loss)	Total
Construction segment	~~W~~	591,186	582,441	31,050	(22,305)	8,745
Others		6,371	3,488	1,773	1,110	2,883

	~~W~~	597,557	585,929	32,823	(21,195)	11,628

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to June 30, 2022. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(e)	Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs, and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month period ended June 30			For the six-month period ended June 30
	2022		2021	2022	2021
Wages and salaries	~~W~~	233,350	209,721	497,267	431,148
Expenses related to post-employment benefits		16,613	38,229	40,059	71,148
Other employee benefits		54,160	46,941	118,671	93,289
Travel		10,108	4,454	15,641	8,737
Depreciation		34,791	33,979	71,177	70,603
Amortization		22,742	22,100	45,577	49,748
Communication		2,230	2,191	5,047	4,342
Electricity expenses		2,527	1,744	4,920	3,631
Taxes and public dues		31,136	25,043	55,377	46,802
Rental		9,766	7,314	20,083	12,252
Repairs		3,824	2,673	6,268	5,021
Entertainment		3,021	2,182	6,050	4,356
Advertising		26,468	20,436	52,535	36,510
Research & development		37,594	28,030	71,159	60,372
Service fees		64,785	50,876	109,429	85,882
Vehicles maintenance		1,523	1,238	2,838	2,501
Industry association fee		2,862	2,416	6,543	5,784
Conference		5,437	3,233	9,247	6,120
Increase to provisions		1,377	2,494	1,850	2,821
Others		15,612	10,775	29,213	21,323

	~~W~~	579,926	516,069	1,168,951	1,022,390

(b) Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month period ended June 30			For the six-month period ended June 30
	2022		2021	2022	2021
Freight and custody expenses	~~W~~	13,596	55,226	39,912	94,822
Operating expenses for distribution center		541	1,793	1,098	3,539
Sales commissions		10,793	19,082	33,711	37,762
Sales advertising		525	253	827	389
Sales promotion		2,675	1,598	4,222	3,124
Sample		446	474	953	988
Sales insurance premium		9,759	9,965	19,935	19,218
Contract cost		14,070	16,003	25,013	27,102
Others		3,452	3,559	6,357	6,177

	~~W~~	55,857	107,953	132,028	193,121

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month period ended June 30			For the six-month period ended June 30
	2022		2021	2022	2021
Finance income
Interest income(*1)	~~W~~	117,737	61,765	227,542	116,387
Dividend income		25,741	7,186	32,226	29,525
Gain on foreign currency transactions		549,833	189,030	821,586	400,965
Gain on foreign currency translations		274,023	(11,130)	450,160	203,866
Gain on derivatives transactions		194,470	130,573	321,983	199,043
Gain on valuations of derivatives		328,389	(24,615)	470,854	188,235
Gain on valuation of financial liabilities at fair value through profit of loss		86,018	—	100,396	—
Others		5,325	27,135	13,974	37,467

	~~W~~	1,581,536	379,944	2,438,721	1,175,488

Finance costs
Interest expenses	~~W~~	129,390	106,296	235,411	235,613
Loss on foreign currency transactions		578,723	200,031	827,106	380,301
Loss on foreign currency translations		529,990	(34,628)	792,420	337,923
Loss on derivatives transactions		216,703	174,498	434,822	250,103
Loss on valuation of derivatives		23,503	(25,581)	146,582	57,438
Loss on disposal of trade accounts and notes receivable		14,752	3,047	21,805	6,417
Others		38,067	10,015	74,966	32,182

	~~W~~	1,531,128	433,678	2,533,112	1,299,977

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2022 and 2021 were ~~W~~107,521 million and ~~W~~39,493 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in millions of Won)	For the three-month period ended June 30			For the six-month period ended June 30
	2022		2021	2022	2021
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	54,475	44,946	54,532	45,743
Gain on disposals of investments in subsidiaries, associates and joint ventures		6,707	22,212	11,912	26,054
Gain on disposals of property, plant and equipment		3,922	3,616	13,760	6,939
Gain on valuation of firm commitment		35,498	68,057	174,766	118,653
Reversal of other provisions		751	2,223	3,026	2,399
Premium income		898	2,088	1,610	20,549
Others(*1)		16,472	60,685	37,122	113,461

	~~W~~	118,723	203,827	296,728	333,798

Other non-operating expenses
Loss on disposals of investments in subsidiaries, associates and joint ventures	~~W~~	—	6,465	—	7,569
Loss on disposals of property, plant and equipment		47,134	17,490	65,101	36,147
Impairment loss on property, plant and equipment		—	—	3	16,892
Impariment loss on intangible assets		196	37	200	7,220
Loss on valuation of firm commitment		56,888	33,552	88,326	77,318
Idle tangible asset expenses		5,352	7,476	10,196	12,669
Increase to provisions		4,637	4,175	5,746	10,476
Donations		1,127	9,887	13,581	15,528
Others		9,622	55,487	16,227	74,242

	~~W~~	124,956	134,569	199,380	258,061

(*1)

During the six-month period ended June 30, 2021, the Company recognized ~~W~~48,771 million of non-operating income for refund of other than income tax as a result of administrative litigation for tax audits.

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2022		2021	2022	2021
Raw material used, changes in inventories and others	~~W~~	15,003,738	10,951,324	27,781,785	20,516,134
Employee benefits expenses		1,002,003	899,138	1,987,315	1,842,191
Outsourced processing cost		2,285,127	1,807,732	4,236,856	3,522,210
Electricity and water expenses		242,194	188,318	482,954	362,216
Depreciation(*1)		786,128	771,871	1,571,178	1,557,056
Amortization		122,738	109,687	226,033	220,474
Freight and custody expenses		842,264	377,597	1,505,821	717,221
Sales commissions		10,793	19,082	33,711	37,762
Loss on disposal of property, plant and equipment		47,134	17,490	65,101	36,147
Donations		1,127	9,887	13,581	15,528
Other expenses		694,348	1,081,087	2,291,073	2,052,488

	~~W~~	21,037,594	16,233,213	40,195,408	30,879,427

(*1)	Includes depreciation expense of investment property.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

32. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2022 and 2021 were 22.82% and 25.56%, respectively.

33. Earnings per Share

(a)	Basic earnings per share for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in Won except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2022		2021	2022	2021
Profit attributable to controlling interest	~~W~~	1,588,430,453,065	1,664,343,793,496	3,300,041,774,640	2,689,079,475,876
Interests of hybrid bonds, net of tax		—	(1,662,931,506)	(1,078,164,383)	(3,307,589,040)
Weighted-average number of common shares outstanding (*1)		75,849,177	75,625,572	75,779,995	75,767,898

Basic earnings per share	~~W~~	20,942	21,986	43,533	35,447

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(Shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2022	2021	2022	2021
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,337,658)	(11,561,263)	(11,406,840)	(11,418,937)

Weighted-average number of common shares outstanding	75,849,177	75,625,572	75,779,995	75,767,898

(b)	Diluted earnings per share for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in Won, except share information)	For the three-month period ended June 30			For the six-month period ended June 30
	2022		2021	2022	2021
Profit attributable to controlling interest	~~W~~	1,588,430,453,065	1,664,343,793,496	3,300,041,774,640	2,689,079,475,876
Interests of hybrid bonds, net of tax		—	(1,662,931,506)	(1,078,164,383)	(3,307,589,040)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(63,561,697,501)	—	(67,241,564,423)	—
Adjusted weighted-average number of common shares(*1)		78,924,274	75,625,572	78,833,968	75,767,898

Diluted earnings per share	~~W~~	19,321	21,986	40,994	35,447

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	For the three-month period ended June 30		For the six-month period ended June 30
	2022	2021	2022	2021
Weighted-average number of common shares outstanding	75,849,177	75,625,572	75,779,995	75,767,898
Weighted-average number of potential common share	3,075,097	—	3,053,973	—

Adjusted weighted-average number of common shares	78,924,274	75,625,572	78,833,968	75,767,898

The Company holds exchangeable bonds as potential common stocks with a diluting effect as of June 30, 2022. Meanwhile, since there were no potential shares of common stock which had dilutive effects as of June 30, 2021, diluted earnings per share is equal to basic earnings per share.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the six-month periods ended June 30, 2022 and 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	~~W~~	8,167	—	—	—	—	—	567
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		2,365	16,555	7	—	85,302	—	10,282
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		131,991	—	215	—	—	7,656	6
POSCO ICT(*4)		496	4,970	18	—	38,091	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,207
POSCO CHEMICAL CO., LTD		81,504	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		175,955	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,099,890	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,085	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,534	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,617	—	283	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,635	—	203	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,287	—	284	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,212	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,180	—	268	—	—	—	8
Others		194,327	1,716	3,527	61,471	13,042	53,139	205,528

		3,242,119	121,608	5,405	915,932	150,890	136,912	258,063

Associates and joint ventures(*3)
SNNC		3,129	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	125,984	—	210,455	—	—	—
Others		77,244	32,440	8,041	16,485	—	—	301

		105,987	163,772	8,049	375,179	—	—	301

	~~W~~	3,348,106	285,380	13,454	1,291,111	150,890	136,912	258,364

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2022, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the six-month period ended June 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,796	11,037	45	—	202,735	69	13,481
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		291,173	1,706	379	—	—	17,346	431
POSCO ICT		837	4,970	22	—	94,130	20,828	90,417
eNtoB Corporation		7	—	—	136,794	21,607	21	9,603
POSCO CHEMICAL CO., LTD		128,745	11,208	10,238	226,321	5,555	147,420	2,296
POSCO ENERGY CO., LTD.		3,214	—	966	3,538	—	—	11,199
POSCO MOBILITY SOLUTION		337,690	—	—	—	—	21,405	439
POSCO INTERNATIONAL Corporation		4,222,135	54,331	—	424,428	—	541	2,839
POSCO Thainox Public Company Limited		150,184	—	—	—	—	—	20
POSCO Canada Ltd.		—	—	681	81,745	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		81,402	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		722,496	—	1	14,322	287	—	1,044
POSCO-VIETNAM CO., Ltd.		187,544	—	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		197,177	—	71	—	—	—	86
POSCO Maharashtra Steel Private Limited		377,857	—	180	—	—	—	101
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		66,647	—	—	—	—	—	—
POSCO VST CO., LTD.		96,247	—	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	853	746,681	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		120,944	—	110	8	—	—	10
Others		677,994	49,628	2,994	60,543	25,211	122,229	54,327

		7,665,089	132,880	16,879	1,694,380	349,525	329,859	186,301

Associates and joint ventures
SNNC		20,052	1,469	873	295,657	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		31,193	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	256,138	—	1,040,468	—	—	—
Others		22,340	18,999	4,576	47,172	—	—	19,833

		73,585	276,606	5,449	1,383,297	—	—	19,886

	~~W~~	7,738,674	409,486	22,328	3,077,677	349,525	329,859	206,187

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended June 30, 2022 and 2021 were as follows:

1)	For the three-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	6,700	—	—	—	—	—	564
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		860	—	—	—	—	—	571
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		479	—	—	—	—	—	—
POSCO ICT		160	—	—	—	13,976	—	—
eNtoB Corporation		—	—	—	—	—	—	10
POSCO CHEMICAL CO., LTD		922	—	—	—	—	—	—
POSCO ENERGY CO., LTD.		—	—	—	—	—	—	—
POSCO MOBILITY SOLUTION		217	—	—	—	—	—	—
POSCO INTERNATIONAL Corporation		433	—	—	—	—	—	—
POSCO Thainox Public Company Limited		406	22,372	—	—	—	—	—
POSCO Canada Ltd.		—	—	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		111	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		—	—	—	—	—	—	—
POSCO-VIETNAM Co., Ltd.		848	—	230	—	—	—	—
POSCO MEXICO S.A. DE C.V.		207	—	187	—	—	—	—
POSCO Maharashtra Steel Private Limited		616	—	218	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		—	—	—	—	—	—	—
POSCO VST CO., LTD.		306	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	—	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		162	—	208	—	—	—	—
Others		4,754	753	2,353	—	—	—	6,044

		17,181	23,125	3,196	—	13,976	—	7,189

Associates and joint ventures
SNNC		7	—	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		—	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	35,596	—	—	—	—	—
Others		521	23,823	4,668	—	—	—	—

		528	59,419	4,668	—	—	—	—

	~~W~~	17,709	82,544	7,864	—	13,976	—	7,189

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the three-month period ended June 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,182	—	13	—	113,873	9	7,018
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		167,747	—	51	—	—	9,899	270
POSCO ICT		390	—	2	—	59,840	10,122	40,995
eNtoB Corporation		3	—	—	76,604	11,960	7	5,096
POSCO CHEMICAL CO., LTD		70,786	—	5,166	112,256	4,166	73,125	870
POSCO ENERGY CO., LTD.		2,454	—	277	1,409	—	—	5,594
POSCO MOBILITY SOLUTION		188,917	—	—	—	—	10,711	233
POSCO INTERNATIONAL Corporation		2,323,778	—	—	258,276	—	194	2,303
POSCO Thainox Public Company Limited		89,311	—	—	—	—	—	—
POSCO Canada Ltd.		—	—	190	46,949	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		40,454	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		364,525	—	—	6,721	283	—	564
POSCO-VIETNAM Co., Ltd.		106,634	—	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		104,386	—	37	—	—	—	86
POSCO Maharashtra Steel Private Limited		209,005	—	96	—	—	—	12
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,135	—	—	—	—	—	—
POSCO VST CO., LTD.		39,839	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	243	396,110	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		55,412	—	61	—	—	—	—
Others		336,259	29,916	1,285	25,827	15,459	61,247	33,353

		4,139,217	29,916	7,421	924,152	205,581	165,314	96,394

Associates and joint ventures
SNNC		12,539	—	299	143,898	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		18,544	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	140,062	—	553,493	—	—	—
Others		13,503	7,422	3,214	25,449	—	—	10,660

		44,586	147,484	3,513	722,840	—	—	10,713

	~~W~~	4,183,803	177,400	10,934	1,646,992	205,581	165,314	107,107

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(c)	The related account balances from significant transactions between the controlling company and related companies as of June 30, 2022 and December 31, 2021 are as follows:

1)	June 30, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Account payable	Others	Total
Subsidiaries
POSCO	~~W~~	—	1,370	1,370	—	14,663	14,663
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		2,658	—	2,658	621	—	621
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		255	—	255	—	—	—
POSCO ICT		54	—	54	—	917	917
eNtoB Corporation		—	—	—	11	—	11
POSCO CHEMICAL CO., LTD		531	—	531	—	5,086	5,086
POSCO ENERGY CO., LTD.		134	—	134	—	1,593	1,593
POSCO MOBILITY SOLUTION		180	—	180	—	—	—
POSCO INTERNATIONAL Corporation		299	—	299	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		98	—	98	—	—	—
POSCO Maharashtra Steel Private Limited		418	1,237	1,655	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		85	1,120	1,205	—	—	—
PT. KRAKATAU POSCO		427	16,475	16,902	—	—	—
Others		4,009	3,012	7,021	2,185	3,335	5,520

		9,148	23,214	32,362	2,817	26,096	28,913

Associates and joint ventures
SNNC		38	—	38	—	—	—
Roy Hill Holdings Pty Ltd		35,596	—	35,596	—	—	—
FQM Australia Holdings Pty Ltd		—	203,803	203,803	—	—	—
Others		12,470	22,723	35,193	—	—	—

		48,104	226,526	274,630	—	—	—

	~~W~~	57,252	249,740	306,992	2,817	26,096	28,913

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT.KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and jointventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	~~W~~	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2022 and 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	145,929	—	—	—	93
SNNC		77,471	—	88	318,036	715
Noeul Green Energy Co., Ltd.		5,376	—	—	—	771
CSP - Compania Siderurgica do Pecem		4,089	—	—	89,269	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*1)		17,824	—	—	24,190	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		6,970	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		18,978	—	—	93	—
South-East Asia Gas Pipeline Company Ltd.		—	—	2,100	—	1,205
POSCO MITSUBISHI CARBON TECHNOLOGY		58,049	24,000	—	2,270	159
Samcheok Blue Power Co., Ltd.		238,689	2,416	26	—	—
Pocheon-Hwado Highway Corp.		39,679	—	—	—	—
UITrans LRT Co., Ltd.		142	—	—	1,359	—
Roy Hill Holdings Pty Ltd		—	22,597	—	435,356	—
Others		255,343	67,625	1,794	256,163	62,808

	~~W~~	868,539	116,638	4,008	1,126,736	65,751

(*1)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from the associates due to the disposal of its shares during the six-month period ended June 30, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the six-month period ended June 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	128,044	—	266	—	81
SNNC		33,020	—	53	15,256	15,166
Noeul Green Energy Co., Ltd.		3,045	—	—	—	1,041
CSP - Compania Siderurgica do Pecem		4,557	—	—	30,569	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		24,394	—	—	16,647	6,736
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		7,125	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		17,982	—	—	130	—
South-East Asia Gas Pipeline Company Ltd.		—	5,656	4,360	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		23,067	—	7	2,050	110
Samcheok Blue Power Co., Ltd.		107,568	—	—	—	—
TK CHEMICAL CORPORATION(*1)		14,906	—	—	2,292	—
Pocheon-Hwado Highway Corp.		22,480	—	—	—	—
UITrans LRT Co., Ltd.		10,443	—	—	—	—
Roy Hill Holdings Pty Ltd		—	64,553	—	—	—
Others		82,933	18,917	660	20,741	9,035

	~~W~~	479,564	89,126	5,346	87,685	32,169

(*1)	TK CHEMICAL CORPORATION was excluded from the associates due to disposal of its shares during the six-month period ended June 30, 2021.

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2022 and 2021 were as follows:

1)	For the three-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	81,462	—	—	—	69
SNNC		46,149	—	83	255,497	—
Noeul Green Energy Co., Ltd.		3,801	—	—	—	355
CSP - Compania Siderurgica do Pecem		12	—	—	39,908	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,642	—	—	11,528	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		4,566	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,306	—	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	—	2,100	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		34,706	—	—	967	3
Samcheok Blue Power Co., Ltd.		143,239	—	—	—	—
Pocheon-Hwado Highway Corp.		25,203	—	—	—	—
UITrans LRT Co., Ltd.		142	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	—	292,562	—
Others		142,785	33,494	70	162,642	56,181

	~~W~~	501,013	33,494	2,253	763,104	56,608

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2) For the three-month period ended June 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	81,825	—	266	—	40
SNNC		23,365	—	—	11,239	9,779
Noeul Green Energy Co., Ltd.		1,533	—	—	—	519
CSP - Compania Siderurgica do Pecem		2,642	—	—	30,569	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		17,824	—	—	8,338	1,053
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,214	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,192	—	—	91	—
South-East Asia Gas Pipeline Company Ltd.		—	—	2,032	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		14,351	—	—	1,038	60
Samcheok Blue Power Co., Ltd.		49,504	—	—	—	—
Pocheon-Hwado Highway Corp.		12,927	—	—	—	—
UITrans LRT Co., Ltd.		1,508	—	—	—	—
Roy Hill Holdings Pty Ltd		—	35,534	—	—	—
Others		47,119	16,482	345	13,892	4,972

	~~W~~	265,004	52,016	2,643	65,167	16,423

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2022 and December 31, 2021 are as follows:

1)	June 30, 2022

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	60,473	—	16,259	76,732	—	42,680	42,680
Chuncheon Energy Co., Ltd.		—	—	—	—	—	439	439
Samcheok Blue Power Co., Ltd.		211,998	—	—	211,998	—	64,270	64,270
Nickel Mining Company SAS		—	62,971	148	63,119	—	358	358
CSP - Compania Siderurgica do Pecem		—	—	—	—	—	3,070	3,070
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,955	—	—	11,955	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	23,509	—	23,509	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		12,122	—	8	12,130	496	2	498
Pocheon-Hwado Highway Corp.		28,340	—	—	28,340	—	—	—
UITrans LRT Co., Ltd.		5,748	33,712	—	39,460	—	5,705	5,705
Roy Hill Holdings Pty Ltd		—	—	8,895	8,895	373,340	—	373,340
SNNC		7,677	—	134	7,811	37,521	646	38,167
Others		121,894	184,511	129,770	436,175	67,464	1,086	68,550

	~~W~~	460,207	304,703	155,214	920,124	478,821	118,256	597,077

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	49,748	—	16,261	66,009	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	257	—	257
Samcheok Blue Power Co., Ltd.		120,672	—	—	120,672	—	23,683	23,683
Nickel Mining Company SAS		—	62,611	477	63,088	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	—	—	3,144	—	3,144
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,108	—	—	9,108	4,393	—	4,393
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		19,271	—	—	19,271	—	18	18
South-East Asia Gas Pipeline Company Ltd.		—	47,423	—	47,423	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,183	—	—	8,183	1,083	—	1,083
Pocheon-Hwado Highway Corp.		14,162	—	—	14,162	—	—	—
UITrans LRT Co., Ltd.		7,048	29,099	—	36,147	—	—	—
Roy Hill Holdings Pty Ltd		—	—	8,589	8,589	—	—	—
SNNC		4,708	—	—	4,708	143	—	143
Others		34,254	179,036	106,186	319,476	97	31,047	31,144

	~~W~~	267,154	318,169	131,513	716,836	9,117	54,748	63,865

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

1)	June 30, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	29,099	4,661	(3)	(45)	33,712
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(25,065)	1,151	23,509
PT. Tanggamus Electric Power		4,690	—	—	425	5,115
PT. Wampu Electric Power		5,651	—	(2,095)	512	4,068
PT. POSMI Steel Indonesia(*2)		2,371	—	(2,371)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		62,611	—	—	359	62,970
Nickel Mining Company SAS		4,742	—	(1,264)	401	3,879
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	644	7,757
AMCI (WA) PTY LTD		91,665	3,029	—	3,256	97,950
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	—	537	6,465
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	859	10,343
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	1,215	12,929
FQM Australia Holdings Pty Ltd		27,227	5,245	—	1,152	33,624

	~~W~~	318,169	12,935	(36,867)	10,466	304,703

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)	PT. POSMI Steel Indonesia was excluded from the associates due to disposal of its shares during the six-month period ended June 30, 2022.

2)	December 31, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	23,452	5,682	—	(35)	29,099
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(49,928)	6,348	47,423
PT. Batutua Tembaga Raya(*2)		35,355	—	—	(35,355)	—
PT. Tanggamus Electric Power		4,304	—	—	386	4,690
PT. Wampu Electric Power		5,186	—	—	465	5,651
PT. POSMI Steel Indonesia		2,176	—	—	195	2,371
Nickel Mining Company SAS		62,420	—	—	191	62,611
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	(698)	4,742
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	585	7,113
AMCI (WA) PTY LTD		83,291	6,154	—	2,220	91,665
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,440	—	—	488	5,928
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,704	—	—	780	9,484
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	1,463	17,783
CAML RESOURCES PTY LTD		3,312	—	(3,312)	—	—
Shinahn Wind Power Generation(*3)		37	60	—	(97)	—
FQM Australia Holdings Pty Ltd		—	27,242	—	(15)	27,227

	~~W~~	355,350	39,138	(53,240)	(23,079)	318,169

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)

PT. Batutua Tembaga Raya was excluded from the associates due to disposal of shares during the years ended December 31, 2021. Meanwhile, the uncollected loan was offset and written off from the loan loss provisions set in the previous period, and these effects are included in Others.

(*3)	Shinahn Wind Power Generation was excluded from the associates due to disposal of shares during the years ended December 31, 2021.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(h)	For the six-month periods ended June 30, 2022 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2022		June 30, 2021
Short-term benefits	~~W~~	99,312	53,218
Long-term benefits		4,580	9,424
Retirement benefits		13,022	10,244

	~~W~~	116,914	72,886

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

35. Commitments and Contingencies

(a) Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2022 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	258,580	—	—
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	201,692	140,000,000	181,007
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	155,148	100,000,000	129,290
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	202,052	5,021,000,001	184,421
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	180,728	139,784,000	180,728
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,150,300,000	2,780,124	1,348,618,203	1,743,629
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	131,874,750	170,500	131,874,750	170,500
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	232,722	180,000,000	232,722
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	53,517,404	69,193	27,517,404	35,577
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	14,222	11,000,000	14,222
	PT. Bio Inti Agrindo	BTPN and others	IDR	2,057,400,000,000	179,200	2,057,400,000,000	179,200
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	18,945	14,652,750	18,945
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	64,645	8,353,624	10,800
	POSCO INTERNATIONAL AMERICA Corp.					10,003,508	12,934
	POSCO INTERNATIONAL JAPAN Corp.					7,322,259	9,467
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					7,062,178	9,131
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	34,908	27,000,000	34,908
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC, Malaysia	USD	6,000,000	7,757	6,000,000	7,757
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	46,544	36,000,000	46,544
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	33,486	25,900,000	33,486
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,939	600,000	776
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	19,652	3,200,000	4,137
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,084	13,986,947	18,084
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	71,052,555	91,864	71,052,555	91,864

[Associates and joint ventures]
POSCO HOLDINGS INC.	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	543,015	365,765,800	472,897
		BNDES	BRL	464,060,000	115,769	464,060,000	115,769
	LLP POSUK Titanium	SMBC	USD	13,500,000	17,454	13,250,000	17,131
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,102	46,000,000	62,102
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	8,598	6,650,000	8,598
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,900	145,900
	New Songdo International City Development, LLC	Shinhan Bank and others	KRW	120,513	120,513	82,971	82,971

[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea and others	USD	21,818,182	28,209	1,292,614	1,671
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,624,959	1,624,959	608,957	608,957
POSCO ICT	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,621	7,621	6,390	6,390
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	27,169,000	24,167	27,169,000	24,167
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,968	80,000,000,000	6,968
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	609,310,473	9,981	609,310,473	9,981

			USD	3,865,736,588	4,998,009	2,696,886,592	3,486,805
			KRW	1,902,293	1,902,293	844,218	844,218
			IDR	2,137,400,000,000	186,168	2,137,400,000,000	186,168
			INR	609,310,473	9,981	609,310,473	9,981
			THB	5,501,000,000	202,052	5,021,000,001	184,421
			EUR	46,000,000	62,102	46,000,000	62,102
			AUD	27,169,000	24,167	27,169,000	24,167
			BRL	464,060,000	115,769	464,060,000	115,769

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of June 30, 2022 are as follows.

(in millions of Won)			Agreed amount			Executed amount
Provider	Recipient	Lender	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	JB CLARK HILLS	HSBC and others	USD	35,500,000	45,898	32,200,000	41,631
[Associates and joint ventures]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	620,000	620,000	545,800	545,800
	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	52,642	52,642
	UITrans LRT Co., Ltd	Kookmin Bank and others	KRW	205,051	205,051	182,381	182,381
	Pocheon-Hwado Highway Corp.	Lotte Insurance Co., Ltd and others	KRW	276,033	276,033	68,887	68,887
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	13,553	13,553
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	51,559	51,559	29,187	29,187
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE and others	KRW	44,054	44,054	28,400	28,400
POSCO ICT	UITrans LRT Co., Ltd	Kookmin Bank	KRW	41,965	41,965	34,940	34,940

[Others]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon—Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	4,181,724	4,181,724	1,837,171	1,837,171
POSCO ICT	Incheon—Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	237,971	237,971	94,716	94,716

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of June 30, 2022 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of June 30, 2022, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO HOLDINGS INC. has deposited 3,075,569 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2022.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2022, 87 million tons of iron ore and 2 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of June 30, 2022, there are 37 vessels under contract, and the average remaining contract period is about 8 years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of June 30, 2022, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in December 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,378 million provided by financial institutions and uses USD 823 million with Woori Bank and others.

As of June 30, 2022, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~1,548,677 million(limited to ~~W~~3,068,521 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

As of June 30, 2022, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO ENGINEERING & CONSTRUCTION CO., LTD is obligated to make contibutions for core capital, unqualified investment, excess expenses occurred for business, and accelaration of payment. Among them, the remaining amount of the core capital investment obligation is ~~W~~43,189 million, and the payment period is expected to be in the first quarter of 2024.

POSCO ICT	As of June 30, 2022, in relation to contract enforcement, POSCO ICT is provided with a guarantee of ~~W~~122,477 million, ~~W~~31,922 million, ~~W~~305 million from Software credit union and Seoul guarantee insurance, Engineering credit union respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(c)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC(“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2.3 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of June 30, 2022, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

2)	Other litigation

The Company is involved in 322 lawsuits aggregating to ~~W~~1,092.5 billion as defendant as of June 30, 2022, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~50.8 billion for 58 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2022.

(d)	Other Contingencies

Other major contingencies for the Company as of June 30, 2022 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.
The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin off date of POSCO.

POSCO INTERNATIONAL Corporation	As of June 30, 2022, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 23 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 36 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~ 8,759,657 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of June 30, 2022, POSCO ICT has provided 8 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2022 and 2021 were as follows:

(in millions of Won)	June 30, 2022		June 30, 2021
Trade accounts and notes receivable	~~W~~	(2,034,899)	(1,198,404)
Other receivables		(49,796)	(26,525)
Inventories		(2,506,654)	(2,320,629)
Other current assets		(257,450)	(170,744)
Other non-current assets		(93,408)	(78,575)
Trade accounts and notes payable		803,265	449,503
Other payables		14,567	(105,362)
Other current liabilities		125,856	374,639
Provisions		(87,455)	(205,979)
Payments of severance benefits		(193,399)	(153,324)
Plan assets		131,610	114,386
Other non-current liabilities		2,191	25,621

	~~W~~	(4,145,572)	(3,295,393)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company changed the internal organization and composition of the reporting segment and classified the operating segments according to reporting level provided to the management for decision-making. The Company restated the reporting segments information for the six-month period ended June 30, 2021, in accordance with the change in operating segments.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

The Company has four reportable operating segments—Steel, Green infrastructure, Green Materials and Energy and Others.

(a)	Information about reportable segments for the six-month periods ended June 30, 2022 and 2021 were as follows:

1)	For the six-month period ended June 30, 2022

	Steel		Green Infrastructure			Green Materials and Energy	Others	Total
(in millions of Won)			Construction	Trading	Energy and others
External revenues	~~W~~	24,068,875	3,727,043	13,740,607	1,689,885	1,035,836	85,878	44,348,124
Internal revenues		13,685,014	573,277	13,795,928	1,603,960	488,953	351,018	30,498,150
Inter segment revenues		9,643,528	515,949	7,143,574	1,587,417	487,219	344,444	19,722,131
Total revenues		37,753,889	4,300,320	27,536,535	3,293,845	1,524,789	436,896	74,846,274
Segment profits (losses)		2,508,811	205,428	391,702	172,296	90,672	(1,847,135)	1,521,774

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the six-month period ended June 30, 2021

①	The disclosed details of the previous period are as follows:

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	18,339,930	11,360,997	2,975,129	1,685,133	34,361,189
Internal revenues		10,041,974	9,029,601	401,891	1,292,307	20,765,773
Inter segment revenues		6,258,571	4,665,212	371,847	1,202,965	12,498,595
Total revenues		28,381,904	20,390,598	3,377,020	2,977,440	55,126,962
Segment profits		2,908,707	223,607	72,446	134,497	3,339,257

②	The restated details of the previous period due to the change of the operating segments are as follows:

	Steel		Green Infrastructure			Green Materials and Energy	Others	Total
(in millions of Won)			Construction	Trading	Energy and others
External revenues	~~W~~	18,339,930	2,975,129	11,360,997	873,752	584,657	226,724	34,361,189
Internal revenues		10,041,974	401,891	9,029,601	357,409	411,737	523,161	20,765,773
Inter segment revenues		6,258,571	371,847	4,665,212	346,140	409,664	513,469	12,564,903
Total revenues		28,381,904	3,377,020	20,390,598	1,231,161	996,394	749,885	55,126,962
Segment profits		2,908,707	72,446	223,607	66,384	64,555	3,558	3,339,257

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2022 and 2021 were as follows:

(in millions of Won)	June 30, 2022		June 30, 2021
Total profit for reportable segments	~~W~~	1,521,774	3,339,257
Corporate fair value adjustments		(32,793)	(28,142)
Elimination of inter-segment profits (losses)		2,216,845	(365,164)
Income tax expense		1,095,716	1,011,447

Profit before income tax expense	~~W~~	4,801,542	3,957,398

38. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on August 12, 2022, the Company decided to pay interim cash dividends of ~~W~~4,000 per common share (total dividend: ~~W~~303.4 billion).

(b)	Pursuant to the resolution of the Board of Directors on August 12, 2022, the Company decided the cancellation of 2,615,605 treasury shares (total cancellation amount: ~~W~~567.5 billion).

(c)

POSCO, a subsidiary of the Company, issued the 312-1st non-guaranteed bond (issued amount ~~W~~650 billion) and the 312-2nd non-guaranteed bond (issued amount ~~W~~150 billion) on July 7, 2022. In addition, POSCO issued a non-guaranteed senior dollar bond (issued amount USD 1 billion) on August 4, 2022. The maturity of the bonds is August 4, 2025, USD 700 million, and August 4, 2027, USD 300 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(d)

POSCO, a subsidiary of the Company, lost lawsuits regarding the first and second confirmation of employee status in the Supreme Court of Korea on July 28, 2022. The Company cannot reasonably estimate financial impact on the consolidated financial statements, given the outflow of resources and amount of this lawsuits are uncertain as of June 30, 2022.

POSCO HOLDINGS INC.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2022

(With Independent Auditors’ Review Report Thereon)

KPMG SAMJONG Accounting Corp. 152, Teheran-ro, Gangnam-gu, Seoul 06236 (Yeoksam-dong, Gangnam Finance Center 27th Floor) Republic of Korea	Tel +82 (2) 2112 0100 Fax +82 (2) 2112 0101 ww.kr.kpmg.com

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2022, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our review conclusion, we draw attention to Note 1 and Note 35 to the condensed separate interim financial statements, which describes the spin-off by the former POSCO, the controlling company on March 1, 2022. Upon completion of the spin-off, the surviving company was renamed as POSCO HOLDINGS INC., and a new subsidiary, POSCO, was established.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2021, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2022, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

August 12, 2022

This report is effective as of August 12, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	20	~~W~~	251,505	2,042,274
Trade accounts and notes receivable, net	4,14,20,25,32		56,977	6,017,508
Other receivables, net	5,20,32		65,831	545,341
Other short-term financial assets	6,20		3,681,782	9,605,522
Inventories	7,29		—	7,623,202
Assets held for sale	8		—	29,789
Other current assets	13		4,509	55,244

Total current assets			4,060,604	25,918,880

Long-term trade accounts and notes receivable, net	4,20		—	5,675
Other receivables, net	5,20		226,097	274,253
Other long-term financial assets	6,20		1,100,410	1,326,565
Investments in subsidiaries, associates and joint ventures	9		45,714,797	16,002,640
Investment property, net	10		224,643	144,140
Property, plant and equipment, net	11		143,189	19,772,299
Intangible assets, net	12		13,514	551,410
Defined benefit assets, net	18		—	212,531
Other non-current assets	13		9	34,366

Total non-current assets			47,422,659	38,323,879

Total assets		~~W~~	51,483,263	64,242,759

See accompanying notes to the condensed separate interim financial statements.

3

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		December 31, 2021
Liabilities
Trade accounts and notes payable	20,32	~~W~~	—	2,453,068
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,319	2,072,354
Other payables	15,20,32		63,719	1,267,459
Other short-term financial liabilities	16,20		10,520	13,755
Current income tax liabilities			259,424	1,832,078
Liabilities directly associated with the assets held for sale	8		—	185
Provisions	17		9,075	84,409
Other current liabilities	19,25		1,562	144,961

Total current liabilities			345,619	7,868,269

Long-term borrowings, excluding current installments	14,20		1,342,446	6,129,778
Other payables	15,20		846	399,144
Other long-term financial liabilities	16,20		19,175	21,991
Defined benefit liabilities, net	18		8,153	—
Deferred tax liabilities			2,947,065	747,653
Long-term provisions	17,33		442	36,755
Other non-current liabilities	19,25		—	3,744

Total non-current liabilities			4,318,127	7,339,065

Total liabilities			4,663,746	15,207,334

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,348,780	1,339,289
Hybrid bonds	22		—	199,384
Reserves	23		(299,689)	(211,849)
Treasury shares	24		(2,459,781)	(2,508,294)
Retained earnings			47,747,804	49,734,492

Total equity			46,819,517	49,035,425

Total liabilities and equity		~~W~~	51,483,263	64,242,759

See accompanying notes to the condensed separate interim financial statements.

4

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods and six-month periods ended June 30, 2022 and 2021

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share informations)	Notes	2022		2021	2022	2021
Operating revenue	25,32
Revenue		~~W~~	142,386	9,277,353	7,921,663	17,077,800
Operating expenses	7,29,32
Cost of sales			190	(7,412,042)	(6,465,070)	(13,878,939)
Impairment loss on trade accounts and notes receivable			—	(37)	—	(6)
Other administrative expenses	26		(66,295)	(207,409)	(273,040)	(417,312)
Selling expenses	26		—	(49,792)	(37,594)	(100,587)

			(66,105)	(7,669,280)	(6,775,704)	(14,396,844)

Operating profit			76,281	1,608,073	1,145,959	2,680,956
Finance income and costs
Finance income	20,27		136,600	270,466	306,913	839,740
Finance costs	20,27		(2,964)	(82,518)	(153,282)	(401,276)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			—	27	(128)	(321)
Other non-operating income	28		5,983	76,644	21,351	111,891
Other non-operating expenses	28,29		(450)	(42,238)	(27,207)	(94,435)

Profit before income tax			215,450	1,830,454	1,293,606	3,136,555
Income tax expense	30		(36,372)	(512,294)	(2,518,755)	(866,220)

Profit (loss)			179,078	1,318,160	(1,225,149)	2,270,335
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(36)	(11,072)	(80,047)	(11,362)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		(180,783)	44,653	(86,320)	119,960
Total comprehensive income (loss)		~~W~~	(1,741)	1,351,741	(1,391,516)	2,378,933

Earnings (loss) per share (in Won)	31
Basic earnings (loss) per share (in Won)			2,361	17,408	(16,181)	29,921
Diluted earnings (loss) per share (in Won)		~~W~~	1,464	17,408	(16,408)	29,921

See accompanying notes to the condensed separate interim financial statements.

5

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	2,270,335	2,270,335
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(11,362)	(11,362)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	122,038	—	(2,078)	119,960
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)
Interim dividends		—	—	—	—	—	(226,877)	(226,877)
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of June 30, 2021	~~W~~	482,403	1,339,289	199,384	(174,588)	(2,508,294)	47,464,668	46,802,862

Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(1,225,149)	(1,225,149)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,047)	(80,047)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(87,840)	—	1,520	(86,320)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)
Interim dividends		—	—	—	—	—	(303,397)	(303,397)
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)

Balance as of June 30, 2022	~~W~~	482,403	1,348,780	—	(299,689)	(2,459,781)	47,747,804	46,819,517

See accompanying notes to the condensed separate interim financial statements.

6

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		June 30, 2021
Cash flows from operating activities
Profit (loss)		~~W~~	(1,225,149)	2,270,335
Adjustments for :
Expenses related to post-employment benefit			18,904	60,154
Depreciation			387,645	1,146,592
Amortization			16,816	54,868
Impairment loss on trade and other receivables			128	327
Finance income			(258,484)	(250,635)
Dividend income			(356,756)	(431,642)
Finance costs			110,868	231,212
Loss on valuation of inventories			1,722	837
Gain on disposal of property, plant and equipment			(5,443)	(5,687)
Loss on disposal of property, plant and equipment			18,281	46,270
Impairment loss on property, plant and equipment			3	3,113
Impairment loss on intangible assets			—	7,180
Gain on investments in subsidiaries, associates and joint venture			(3,358)	—
Impairment loss on investments in subsidiaries, associates and joint venture			—	1,500
Gain on disposal of assets held for sale			(2,706)	(45,736)
Loss on disposal of emission rights			—	5,843
Increase to provisions			5,562	5,284
Income tax expense			2,518,755	866,220
Employee benefits			61,603	—
Others			(954)	5,254
Changes in operating assets and liabilities	34		(723,180)	(2,509,304)
Interest received			62,434	66,343
Interest paid			(50,424)	(100,350)
Dividends received			343,866	339,108
Income taxes paid			(1,805,338)	(81,599)

Net cash provided by (used in) operating activities		~~W~~	(885,205)	1,685,487

See accompanying notes to the condensed separate interim financial statements.

7

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	June 30, 2022		June 30, 2021
Cash flows from investing activities
Decrease in deposits		~~W~~	450,017	1,092,636
Proceeds from disposal of short-term financial instruments			18,814,019	15,642,485
Proceeds from disposal of long-term financial instruments			5	2
Collection of short-term loans			1,416	3,216
Proceeds from disposal of debt securities			50,000	150,070
Proceeds from disposal of long-term debt securities			—	1,743
Proceeds from disposal of equity securities			3,229	12,868
Proceeds from disposal of other securities			19,439	2,534
Proceeds from disposal of derivatives			—	1,482
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			9,396	720
Proceeds from disposal of intangible assets			—	727
Proceeds from disposal of assets held for sale			3,074	58,721
Proceeds from disposal of emissions rights			—	5,503
Increase in deposits			(550,571)	(1,066,139)
Acquisition of short-term financial instruments			(16,383,014)	(14,854,667)
Payment of long-term loans			(3,618)	(13,207)
Acquisition of debt securities			(50,000)	(50,033)
Acquisition of equity securities			(63,849)	(8,385)
Acquisition of other securities			(22,625)	(16,806)
Acquisition of investment in subsidiaries, associates and joint ventures			(520,510)	(944,171)
Acquisition of property, plant and equipment			(355,822)	(753,743)
Payment for disposal of property, plant and equipment			(14,485)	(31,684)
Acquisition of intangible asstes			(8,667)	(23,448)
Cash outflow for spin-off			(1,910,211)	—

Net cash used in investing activities		~~W~~	(532,777)	(789,576)

Cash flows from financing activities
Proceeds from borrowings			537,165	2,338,590
Increase in long-term financial liabilities			15,515	843
Proceeds from disposal of derivatives			—	14,725
Receipt of government grants			—	12
Repayment of borrowings			(232,976)	(2,689,014)
Decrease in long-term financial liabilities			(279)	(1,235)
Repayment of lease liabilities			(7,493)	(23,009)
Payment for disposal of derivatives			(7,103)	—
Payment of cash dividends			(681,534)	(569,466)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			—	(4,587)

Net cash used in financing activities		~~W~~	(376,705)	(1,049,912)

Effect of exchange rate fluctuation on cash held			3,918	12,467
Net decrease in cash and cash equivalents			(1,790,769)	(141,534)
Cash and cash equivalents at beginning of the period			2,042,274	1,822,660

Cash and cash equivalents at end of the period		~~W~~	251,505	1,681,126

See accompanying notes to the condensed separate interim financial statements.

8

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2022

(Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was incorporated on April 1, 1968 under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

The Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of June 30, 2022, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2021. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

10

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021.

Revenue from contracts with customers

As the Company vertically spun off its steel business at the spin-off date on March 1, 2022, the Company’s main business has changed from manufacturing and sales of steel, rolled products, and plates to investment business that controls and manages through ownership of shares of subsidiaries etc., and rental business for real estate, etc.

Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with K-IFRS No. 1115.

11

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(a)	Accounting policies applied from March 1, 2022

1)	Dividend income

Dividend income from subsidiaries and others is recognized as revenue when the Company’s right to receive the dividend is established.

2)	Rental income

Rental income from the Company’s real estate is recognized as revenue over the service offering period.

3)	Trademark usage income

Trademark usage income is recognized in accordance with the related arrangements over the term of use of trademark.

(b)	Accounting policies applied before March 1, 2022

1)	Steel products

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount. Only when the price discount period has passed, only the amount of the cumulative revenue that has already been recognized, income recognized including income.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” prescribed in the respective contracts, and the Company’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.

2)	Transportation services

For the performance obligation for transportation services included in the Company’s product sales contracts, revenue is recognized over the period when the services are provided and the revenue is measured by reference to the degree to which the service has been completed. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of steel products.

12

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company expects that an exchangeable bond(~~W~~1,342,446 million as of June 30, 2022) will be reclassified from non-current liabilities to current liabilities with the adoption of the amendments.

13

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Trade accounts and notes receivable	~~W~~	56,977	6,031,878
Less: Allowance for doubtful accounts		—	(14,370)

	~~W~~56,977		6,017,508

Non-current
Trade accounts and notes receivable	~~W~~	—	7,901
Less: Present value discount		—	(1,555)
Less: Allowance for doubtful accounts		—	(671)

	~~W~~	—	5,675

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. The carrying amounts of such secured borrowings are none as of June 30, 2022 and ~~W~~214,465 million as of December 31, 2021, which are presented in the statements of financial position as short-term borrowings.

5. Other Receivables

Other receivables as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Other accounts receivable	~~W~~	25,641	506,040
Others		40,190	41,361
Less: Allowance for doubtful accounts		—	(2,060)

	~~W~~	65,831	545,341

Non-current
Loans	~~W~~	201,343	244,895
Long-term other accounts receivable		24,740	34,260
Others		14	4,185
Less: Allowance for doubtful accounts		—	(9,087)

	~~W~~	226,097	274,253

14

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Debt securities	~~W~~	101,250	154,750
Deposit instruments(*1)		—	1,436,915
Short-term financial instruments		3,580,532	8,013,857

	~~W~~	3,681,782	9,605,522

Non-current
Long-term derivative assets	~~W~~	—	170,471
Equity securities		1,025,532	1,084,574
Other securities		74,878	71,492
Deposit instruments(*2)		—	28

	~~W~~	1,100,410	1,326,565

(*1)	As of December 31, 2021, ~~W~~3,915 million are restricted in relation to government assigned project.
(*2)	As of December 31, 2021, the Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022							December 31, 2021
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	282,150	(191,812)	282,150	303,814
KB Financial group Inc.	3,863,520	0.94		178,839	186,028	7,189	186,028	212,493
Woori Financial Group Inc.	20,280,000	2.79		244,447	245,388	941	245,388	257,556
CSN Mineracao S.A.	102,186,675	1.83		206,265	98,401	(107,864)	98,401	146,550
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	14,621	5,691	14,621	18,041
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	7,823	(4,088)	7,823	9,260
Kyeong Nam Steel Co., LTD. (*1)	1,329,604	4.93		2,216	4,248	2,032	4,248
Others (8 companies)				62,753	41,830	(20,923)	41,830	51,717

				1,189,323	880,489	(308,834)	880,489	999,431

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
PROLOGIUM HOLDING INC. (*2)	1,968,290	2.06		63,876	63,876	—	63,876	—
Others (24 companies)				139,596	35,066	(104,530)	35,066	39,042

				249,573	145,043	(104,530)	145,043	85,143

			~~W~~	1,438,896	1,025,532	(413,364)	1,025,532	1,084,574

(*1)	During the six-month period ended June 30, 2022, the Company acquired new shares by exercising the right to convert convertible bonds of Kyeong Nam Steel Co., LTD.
(*2)	During the six-month period ended June 30, 2022, the Company acquired new shares of PROLOGIUM HOLDING INC., which operates Solid-state battery business in Taiwan.

15

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

7. Inventories

Inventories as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Finished goods	~~W~~	—	1,164,685
Semi-finished goods		—	2,227,433
By-products		—	19,317
Raw materials		—	1,682,946
Fuel and materials		—	459,784
Materials-in-transit		—	2,073,218
Others		—	673

		—	7,628,056
Less: Allowance for inventories valuation		—	(4,854)

	~~W~~	—	7,623,202

The amount of loss on valuation of inventories recognized in cost of sales during the six-month period ended June 30, 2022 and the year ended December 31, 2021 were ~~W~~1,722 million and ~~W~~4,854 million, respectively. Meanwhile, inventories were transferred to the newly established company (POSCO) upon a vertical spin-off during the six-month period ended June 30, 2022.

8. Assets Held for Sale

Assets held for sale as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Assets
Property, plant and equipment(*1)	~~W~~	—	29,236
Intangible assets		—	553

	~~W~~	—	29,789

Liabilities
Others	~~W~~	—	185

(*1)

During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale. Meanwhile, the facility was transferred to the newly established company (POSCO) through spin-off during the six-month period ended June 30, 2022.

16

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of June 30, 2022 and December 31, 2021 are as follows:

			June 30, 2022			December 31, 2021
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO(*1)	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,441,678	—
POSCO INTERNATIONAL Corporation	Korea	Trading and natural resources exploration	62.91		3,156,434	3,156,434
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation, fuel cell manufacturing and sales	89.02		658,176	658,176
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)(*2,5)	Korea	Coated steel manufacturing and sales	—		—	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,707	895,707
POSCO O&M Co., Ltd(*3)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2)	Korea	Packing materials manufacturing and sales	—		—	107,278
Busan E&E Co,. Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSCO-Pilbara LITHIUM SOLUTION (formerly, POSCO Lithium Solution Co., Ltd.)(*6)	Korea	Lithium manufacturing and sales	82.00		314,940	150,000
Others (12 companies)(*2)					377,558	384,735

					36,137,099	6,753,357

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		633,421	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Cold rolled STS manufacturing and sales	74.56		178,785	178,785
POSCO-China Holding Corp.	China	Holding company	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Researching and consulting	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.(*4)	Argentina	Mineral exploration, manufacturing and sales	100.00		630,264	376,906
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Vietnam	Steel manufacturing and sales	51.00		130,526	130,526
Others (29 companies)					529,080	529,080

					6,597,044	6,343,686

				~~W~~	42,734,143	13,097,043

17

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(*1)

During the six-month period ended June 30, 2022, the Company acquired the shares of the newly established company(POSCO) by a vertical spin-off of its steel business. The acquisition cost of the investments in subsidiary was calculated by deducting the book value of liabilities and hybrid bonds from the assets succeeded to the newly established company(POSCO) by a vertical spin-off.

(*2)

During the six-month period ended June 30, 2022, the shares of POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.), POSCO M-TECH, POSCO Humans and POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd. were transferred to the newly established company(POSCO) by a vertical spin-off.

(*3)

The Company classified POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO O&M Co., Ltd.

(*4)

During the six-month period June 30, 2022, the Company acquired ~~W~~253,358 million in additional subsidiary investment shares by participating in POSCO Argentina S.A.U‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*5)	During the six-month period June 30, 2022, POSCO COATED & COLOR STEEL Co., Ltd. changed the name to POSCO STEELEON Co., Ltd..
(*6)

During the six-month period June 30, 2022, POSCO Lithium Solution Co., Ltd. changed the name to POSCO-Pilbara LITHIUM SOLUTION. Meanwhile, the Company acquired ~~W~~164,732 million in additional subsidiary investment shares by participating in POSCO-Pilbara LITHIUM SOLUTION’s paid-in capital increase during the six-month period June 30, 2022.

(b)	Details of associates and carrying amounts as of June 30, 2022 and December 31, 2021 are as follows:

						December 31,
			June 30, 2022			2021
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Investment in venture companies	45.18	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business and facility management	50.00		85,550	85,550
Others (8 companies)					48,556	21,331

					404,077	376,852

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(*1)	Canada	Investments	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd (*2)	China	Tinplate manufacturing and sales	—		—	11,003
FQM Australia Holdings Pty Ltd	Australia	Non ferrous metal mining	30.00		109,568	109,568
Others (8 companies)					51,752	48,071

					474,858	482,180

				~~W~~	878,935	859,032

18

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(*1)

As of June 30, 2022, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(*2)

During the six-month period ended June 30, 2022, the Company disposed of investments in associates of Zhongyue POSCO (Qinhuangdao)Tinplate Industrial Co., Ltd, and recognized ~~W~~510 million of gain on disposal.

(c)	Details of joint ventures and carrying amounts as of June 30, 2022 and December 31, 2021 are as follows:

						December 31, 2021
			June 30, 2022
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		175,990	175,990
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		170,760	109,057
Others (2 companies)					65,934	72,483

				~~W~~	2,101,719	2,046,565

(*1)	As of June 30, 2022 and December 31, 2021, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	46,908	130,837
Buildings		48,989	(2,717)	(4,990)	46,027	87,309
Structures		7,583	(216)	(4,304)	3,434	6,497

	~~W~~	144,140	(2,933)	(12,933)	96,369	224,643

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

19

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	89,848	—	(2,280)	87,568
Buildings		51,417	(3,998)	1,570	48,989
Structures		8,352	(598)	(171)	7,583

	~~W~~	149,617	(4,596)	(881)	144,140

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(46,907)	51,541
Buildings		2,175,291	—	(1,045)	(35,121)	(2,079,343)	(23,946)	35,836
Structures		2,096,662	—	(117)	(31,515)	(2,075,346)	16,277	5,961
Machinery and equipment		12,299,612	2,178	(1,110)	(302,463)	(12,046,595)	59,191	10,813
Vehicles		18,357	622	—	(1,533)	(17,410)	6	42
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	9	—	(4,555)	(72,237)	891	12,632
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	264,182	—	—	(1,403,761)	(105,425)	26,364

	~~W~~	19,772,299	268,059	(2,272)	(384,712)	(19,409,737)	(100,448)	143,189

(*1)	Represents assets transferred from construction-in-progress to intangible assets, other property, plant and equipment, assets transferred from investment properties, and others.

20

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1,2)	Others(*3)	Ending
Land	~~W~~	1,401,605	—	(49,131)	—	—	(3,208)	1,349,266
Buildings		2,080,843	5,870	(514)	(206,062)	(17,406)	312,560	2,175,291
Structures		2,073,097	1,287	(14,384)	(182,926)	(3,733)	223,321	2,096,662
Machinery and equipment		12,651,431	52,534	(27,432)	(1,812,571)	(42,126)	1,477,776	12,299,612
Vehicles		14,486	3,290	(5)	(7,670)	—	8,256	18,357
Tools		24,333	4,652	(14)	(11,283)	—	7,203	24,891
Furniture and fixtures		44,426	8,126	(159)	(17,745)	—	53,876	88,524
Lease assets		331,588	130,610	—	(46,654)	—	32,784	448,328
Construction-in-progress		1,595,123	1,987,316	(6,027)	—	(164,906)	(2,140,138)	1,271,368

	~~W~~	20,216,932	2,193,685	(97,666)	(2,284,911)	(228,171)	(27,570)	19,772,299

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value, and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

The Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized ~~W~~223,273 million of impairment loss in 2021. The remaining balances were classified as assets held for sale as of December 31, 2021.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the six-month period ended June 30, 2022 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

21

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2021 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	8,703	—	(301)	—	8,402
Buildings		71,431	3,471	(7,244)	—	67,658
Structures		59,221	—	(5,212)	—	54,009
Machinery and equipment		54,698	—	(8,532)	37,124	83,290
Vehicles		6,255	—	(500)	—	5,755
Ships		106,555	120,217	(16,714)	—	210,058
Furniture and fixtures		24,725	6,922	(8,151)	(4,340)	19,156

	~~W~~	331,588	130,610	(46,654)	32,784	448,328

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2022		2021	2022	2021
Interest on lease liabilities	~~W~~	—	3,195	1,969	6,210
Expenses related to short-term leases		116	909	680	1,632
Expenses related to leases of low-value assets		307	1,691	1,504	3,214

	~~W~~	423	5,795	4,153	11,056

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,194)	—	(24,180)	3,455	402
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,615)	—	(164,135)	619	681
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	8,074	—	—	—	(33,497)	(6,156)	813
Other intangible assets		21,794	726	—	(531)	—	(21,288)	(701)	—

	~~W~~	551,410	8,800	(525)	(16,816)	828	(527,400)	(2,783)	13,514

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

22

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Others(*3)	Ending
Intellectual property rights	~~W~~	22,758	—	(573)	(6,145)	—	6,806	22,846
Membership(*1)		81,795	3,690	(727)	—	—	—	84,758
Development expense		224,854	2,000	—	(76,588)	—	26,546	176,812
Port facilities usage rights		233,447	—	—	(20,639)	—	—	212,808
Construction-in-progress		34,924	28,590	(4,770)	—	—	(26,352)	32,392
Other intangible assets		24,148	15,775	(10,030)	(4,093)	(7,180)	3,174	21,794

	~~W~~	621,926	50,055	(16,100)	(107,465)	(7,180)	10,174	551,410

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2021, the Company decided to sell a portion of purchased emission rights and recognized impairment loss which is the difference between carrying amount and net fair value.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

13. Other Assets

Other assets as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Advance payments	~~W~~	4,149	17,398
Prepaid expenses		360	25,406
Emission rights purchased from the market		—	12,441

	~~W~~	4,509	55,245

Non-current
Long-term prepaid expenses	~~W~~	1	3,659
Others		8	30,707

	~~W~~	9	34,366

23

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

14. Borrowings

(a)	Borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Short-term borrowings
Short-term borrowings	~~W~~	—	672,303
Current portion of debentures		—	1,402,750
Less: Current portion of discount on debentures issued		—	(2,699)
Current portion of long-term borrowings		1,319	—

	~~W~~	1,319	2,072,354

Long-term borrowings
Long-term borrowings	~~W~~	—	1,210
Debentures		1,342,446	6,146,233
Less: Discount on debentures issued		—	(17,665)

	~~W~~	1,342,446	6,129,778

(b)	Short-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2022		December 31, 2021
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	—	214,465
Borrowings in foreign trade	—	—	—	—		—	457,838

					~~W~~	—	672,303

(c)	Current portion of debentures and long-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2022		December 31, 2021
Debentures	—	—	—	—	~~W~~	—	809,447
Foreign debentures	—	—	—	—		—	590,604
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27 ~ 2008.12.29	2022.12.29	3 year Government bond		1,319	—

					~~W~~	1,319	1,400,051

(d)	Long-term borrowings and others excluding current portion, as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2022		December 31, 2021
Foreign borrowings	—	—	—	—	~~W~~	—	1,210
Debentures	—	—	—	—		—	1,736,868
Foreign debentures	—	—	—	—		—	2,956,507
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—		1,342,446	1,435,193

					~~W~~	1,342,446	6,129,778

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

24

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum
- Prepayment : The issuer has call option and the bondholders have put option
Exchange rate	100%

Exchange price	471,446
(Won/share)
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

15. Other Payables

Other payables as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Accounts payable	~~W~~	16,838	727,844
Accrued expenses		18,798	475,056
Dividend payable		2,748	3,237
Lease liabilities		—	48,062
Withholdings		25,335	13,260

	~~W~~	63,719	1,267,459

Non-current
Long-term accrued expenses	~~W~~	—	27
Lease liabilities		—	398,513
Long-term withholdings		846	604

	~~W~~	846	399,144

25

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Derivative liabilities	~~W~~	—	3,429
Financial guarantee liabilities		10,520	10,326

	~~W~~	10,520	13,755

Non-current
Financial guarantee liabilities	~~W~~	19,175	21,991

17. Provisions

(a)	Provisions as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	6,952	151	21,365	25,155
Provision for restoration(*3)		2,123	291	5,902	6,601
Emission liabilities(*4)		—	—	34,059	—
Provision for product warranties(*5)		—	—	23,083	4,999

	~~W~~	9,075	442	84,409	36,755

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.

(*2)	The Company estimated the present value of estimated future cash payments about the long-term service award, based on actuarial measurement.

(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.95% to assess present value of these costs.

(*4)	The Company has recognized emission liabilities for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of December 31, 2021.

(*5)	As of December 31, 2021, the Company recognized the expected claim cost to be charged as a provision.

26

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-off	Ending
Provision for bonus payments	~~W~~	46,520	22,317	(325)	(29,796)	(31,613)	7,103
Provision for restoration		12,503	1,144	(489)	(1,900)	(8,844)	2,414
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liabilities		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—

	~~W~~	121,164	28,368	(814)	(31,696)	(107,505)	9,517

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	48,979	74,240	—	(76,699)	46,520
Provision for restoration		17,561	291	(186)	(5,163)	12,503
Provision for legal contingencies and claims		6,989	2,500	(2,052)	(7,437)	—
Emission liabilities		20,224	34,059	(19,391)	(833)	34,059
Provision for product warranties		22,453	27,434	—	(21,805)	28,082

	~~W~~	116,206	138,524	(21,629)	(111,937)	121,164

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2022		2021	2022	2021
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	10	9,073	6,144	17,629

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities(assets) in the statements of financial position as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Present value of funded obligations	~~W~~	26,530	1,330,938
Fair value of plan assets		(18,377)	(1,543,469)

Net defined benefit liabilities (assets)	~~W~~	8,153	(212,531)

27

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Defined benefit obligation at the beginning of period	~~W~~	1,330,938	1,378,597
Current service costs		20,156	123,312
Interest costs		5,606	28,892
Remeasurement		106,795	(49,259)
Reclassification to liabilities directly related to assets held for sale		—	(5,675)
Benefits paid		(58,323)	(144,929)
Spin-off		(1,378,642)	—

Defined benefit obligation at the end of period	~~W~~	26,530	1,330,938

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Fair value of plan assets at the beginning of period	~~W~~	1,543,469	1,455,098
Interest on plan assets		6,858	31,145
Remeasurement of plan assets		(3,614)	(4,534)
Contributions to plan assets		—	200,000
Reclassification to liabilities directly related to assets held for sale		—	(5,490)
Benefits paid		(51,374)	(132,750)
Spin-off		(1,476,962)	—

Fair value of plan assets at the end of period	~~W~~	18,377	1,543,469

4)	The amounts recognized in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2022		2021	2022	2021
Current service costs	~~W~~	1,415	29,230	20,156	61,281
Net interest costs		(16)	(481)	(1,252)	(1,127)

	~~W~~	1,399	28,749	18,904	60,154

28

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

19. Other Liabilities

Other liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Current
Advances received	~~W~~	413	24,807
Withholdings		810	60,535
Unearned revenue		339	59,619

	~~W~~	1,562	144,961

Non-current
Unearned revenue	~~W~~	—	3,744

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2022 and December 31, 2021 are as follows:

①	June 30, 2022

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	3,580,532	—	3,580,532	—	3,580,532
Debt securities		1,250	—	—	1,250	1,250
Other securities		74,878	—	—	74,878	74,878
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,025,532	880,489	—	145,043	1,025,532
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		251,505	—	—	—	—
Trade accounts and notes receivable		49,009	—	—	—	—
Debt securities		100,000	—	—	100,000	100,000
Other receivables		288,914	—	—	—	—

	~~W~~	5,373,620	880,489	3,580,532	323,171	4,784,192

Financial liabilities
Fair value through profit or loss
Borrowings		1,342,446	1,342,446	—	—	1,342,446
Financial liabilities measured at amortized cost(*1)
Borrowings		1,319	—	1,319	—	1,319
Financial guarantee liabilities		29,695	—	—	—	—
Others		51,740	—	—	—	—

	~~W~~	1,425,200	1,342,446	1,319	—	1,343,765

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

29

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

②	December 31, 2021

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	170,471	—	170,471	—	170,471
Short-term financial instruments		8,013,857	—	8,013,857	—	8,013,857
Debt securities		4,750	—	—	4,750	4,750
Other securities		71,492	—	—	71,492	71,492
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,084,574	999,431	—	85,143	1,084,574
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,042,274	—	—	—	—
Trade accounts and notes receivable		6,005,022	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		495,306	—	—	—	—
Deposit instruments		1,436,943	—	—	—	—

	~~W~~	19,476,689	999,431	8,184,328	163,385	9,347,144

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	3,429	—	3,429	—	3,429
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		2,453,068	—	—	—	—
Borrowings		6,766,939	—	6,875,206	—	6,875,206
Financial guarantee liabilities		32,317	—	—	—	—
Others		1,546,986	—	—	—	—

	~~W~~	12,237,932	1,435,193	6,878,635	—	8,313,828

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

30

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2022. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	DBS	USD	35,000,000	45,252	35,000,000	45,252
Steel Private Limited	SMBC	USD	35,000,000	45,252	35,000,000	45,252
	BNP	USD	30,000,000	38,787	30,000,000	38,787
	CITI	USD	20,000,000	25,858	20,000,000	25,858
	SC	USD	19,784,000	25,579	19,784,000	25,579
POSCO ASSAN TST	SOCIETE GENERALE	USD	37,800,000	48,872	37,800,000	48,872
STEEL INDUSTRY	CITI	USD	36,000,000	46,544	36,000,000	46,544
	ING	USD	36,000,000	46,544	36,000,000	46,544
	BNP	USD	22,074,750	28,540	22,074,750	28,540
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	64,645	—	—
	ING	USD	50,000,000	64,645	—	—
	MIZUHO	USD	50,000,000	64,645	—	—
	Shinhan	USD	50,000,000	64,645	—	—
POSCO MEXICO S.A. DE C.V	BOA	USD	30,000,000	38,787	25,000,000	32,323
	Citi BANAMEX	USD	30,000,000	38,787	25,000,000	32,323
	ANZ	USD	20,000,000	25,858	16,666,667	21,548
	MIZUHO	USD	20,000,000	25,858	16,666,667	21,548
	SMBC	USD	20,000,000	25,858	16,666,667	21,548
POSCO-VIETNAM Co., Ltd.	Credit Agricole	USD	40,000,000	51,716	35,897,436	46,412
	SMBC	USD	50,000,000	64,645	35,897,436	46,412
	MUFG	USD	26,000,000	33,615	32,307,692	41,771
	CITI	USD	20,000,000	25,858	17,948,718	23,206
	MIZUHO	USD	20,000,000	25,858	17,948,718	23,206
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	757,000,000	978,725	421,168,507	544,529
	SMBC	USD	290,000,000	374,941	207,165,956	267,845
	HSBC	USD	221,000,000	285,731	166,558,261	215,343
	SC	USD	110,000,000	142,219	110,000,000	142,219
	SCB	USD	107,800,000	139,375	44,229,956	57,185
	MUFG	USD	60,000,000	77,574	60,000,000	77,574
	BTMU	USD	119,000,000	153,855	47,806,956	61,810
	MIZUHO	USD	165,000,000	213,329	102,182,609	132,112
	ANZ	USD	103,500,000	133,815	60,450,305	78,156
	Credit Suisse	USD	91,000,000	117,654	36,558,261	47,266
	BOA	USD	105,000,000	135,755	84,060,870	108,682
	The Tokyo Star Bank	USD	21,000,000	27,151	8,436,522	10,908
POSCO COATED STEEL	ANZ	THB	1,175,000,000	43,158	1,072,473,187	39,392
(THAILAND) CO., LTD.	MUFG	THB	1,175,000,000	43,158	1,072,473,187	39,392
	SC	THB	1,175,000,000	43,158	1,072,473,187	39,392
	SMBC	THB	1,175,000,000	43,158	1,072,473,187	39,392
	CITI	THB	801,000,000	29,420	731,107,253	26,853
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	17,454	13,250,000	17,131
Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,102	46,000,000	62,102
Joint ventures
CSP - Compania	BNDES	BRL	464,060,000	115,769	464,060,000	115,769
Siderurgica do Pecem	Export-Import Bank of Korea	USD	182,000,000	235,305	159,984,600	206,840
	BNP	USD	47,600,000	61,542	41,156,200	53,211
	MIZUHO	USD	47,600,000	61,542	41,156,200	53,211
	Santander	USD	47,600,000	61,542	41,156,200	53,211
	Credit Agricole	USD	20,000,000	25,858	17,292,600	22,358
	KfW	USD	20,000,000	25,858	17,292,600	22,358
	SOCIETE GENERALE	USD	20,000,000	25,858	17,292,600	22,358
	BBVA Seoul	USD	17,600,000	22,755	15,217,400	19,675
	ING	USD	17,600,000	22,755	15,217,400	19,675

		USD	3,331,458,750	4,307,241	2,239,292,754	2,895,182
		THB	5,501,000,000	202,052	5,021,000,001	184,421
		BRL	464,060,000	115,769	464,060,000	115,769
		EUR	46,000,000	62,102	46,000,000	62,102

31

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2022 and 2021 were as follows:

①	For the six-month period ended June 30, 2022

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	66,906	—	204	19,774	—	86,884	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(86,320)
Financial assets measured at amortized cost		11,946	74,440	—	—	—	86,386	—
Financial liabilities at fair value through profit or loss		—	(7,648)	(4,188)	97,376	—	85,540	—
Financial liabilities measured at amortized cost		(24,469)	(85,656)	—	—	4,946	(105,179)	—

	~~W~~	54,383	(18,864)	(3,984)	117,150	4,946	153,631	(86,320)

②	For the six-month period ended June 30, 2021

	Finance income and costs
(in millions of Won)	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	58,424	—	—	1,168	28,481	—	88,073	—
Financial assets at fair value through other comprehensive income		—	29,336	—	92	—	—	29,428	119,960
Financial assets measured at amortized cost		7,227	—	83,603	—	—	—	90,830	—
Financial liabilities at fair value through profit or loss		—	—	—	18,177	92,087	—	110,264	—
Financial liabilities measured at amortized cost		(85,908)	—	(199,560)	—	—	3,030	(282,438)	—

	~~W~~	(20,257)	29,336	(115,957)	19,437	120,568	3,030	36,157	119,960

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~402,306 million for the six-month period ended June 30, 2021.

32

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2022 and 2021 were as follows:

①	For the three-month period ended June 30, 2022

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	25,556	—	—	—	—	25,556	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(180,783)
Financial assets measured at amortized cost		4,118	15,643	—	—	—	19,761	—
Financial liabilities at fair value through profit or loss		—	1,653	—	86,018	—	87,671	—
Financial liabilities measured at amortized cost		—	(1,729)	—	—	2,377	648	—

	~~W~~	29,674	15,567	—	86,018	2,377	133,636	(180,783)

33

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

②	For the three-month period ended June 30, 2021

	Finance income and costs
(in millions of Won)	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	28,258	—	—	1,002	(14,330)	—	14,930	—
Financial assets at fair value through other comprehensive income		—	9,396	—	—	—	—	9,396	44,653
Financial assets measured at amortized cost		4,469	—	(20,131)	—	—	—	(15,662)	—
Financial liabilities at fair value through profit or loss		—	—	—	16,503	5,130	—	21,633	—
Financial liabilities measured at amortized cost		(38,601)	—	24,538	—	—	1,739	(12,324)	—

	~~W~~	(5,874)	9,396	4,407	17,505	(9,200)	1,739	17,973	44,653

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~169,975 million for the three-month period ended June 30, 2021.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2021.

21. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2022 and December 31, 2021 are as follows:

(in Won, except share information)	June 30, 2022		December 31, 2021
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2022, total shares of ADRs of 25,720,008 are equivalent to 6,430,002 shares of common stock.
(*2)	As of June 30, 2022, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		806,114	796,623
Gain from merger		80,628	80,628
Loss on disposal of hybrid bonds		(1,787)	(1,787)

	~~W~~	1,348,780	1,339,289

34

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2022		December 31, 2021
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60	~~W~~	—	200,000
Issuance cost					—	(616)

				~~W~~	—	199,384

(*1)	During the six-month period ended June 30, 2022, it was transferred to a newly established company(POSCO) upon a vertical spin-off.

23. Reserves

Reserves as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(299,689)	(211,849)

24. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for six-month period ended June 30, 2022 and the year ended December 31, 2021 were as follows:

	June 30, 2022			December 31, 2021
(shares, in millions of Won)	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523
Acqusition of treasury shares	—		—	389,900		116,771
Disposal of treasury shares	(223,605)		(48,513)	—		—

Ending	11,337,658	~~W~~	2,459,781	11,561,263	~~W~~	2,508,294

35

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2022		2021	2022	2021
Types of revenue
Sales of steel product	~~W~~	—	8,932,553	7,262,347	16,444,696
Transportation services		—	298,446	241,733	542,575
Dividend income		124,165	—	356,756	—
Others		18,221	46,354	60,827	90,529

	~~W~~	142,386	9,277,353	7,921,663	17,077,800

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	124,252	8,961,641	7,637,907	16,501,922
Revenue recognized over time		18,134	315,712	283,756	575,878

	~~W~~	142,386	9,277,353	7,921,663	17,077,800

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2022 and December 31, 2021 are as follows:

(in millions of Won)	June 30, 2022		December 31, 2021
Receivables
Account receivables	~~W~~	49,009	6,005,022
Contract assets
Account receivables		7,968	18,161
Contract liabilities
Advance received		413	24,807
Unearned income		339	63,363

36

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month period ended June 30			For the six-month period ended June 30
(in millions of Won)	2022		2021	2022	2021
Wages and salaries	~~W~~	12,832	58,692	80,327	122,000
Expenses related to post-employment benefits		1,462	7,498	8,278	18,069
Other employee benefits		1,652	13,521	19,306	26,479
Travel		784	1,848	2,569	4,091
Depreciation		2,584	7,074	9,945	13,676
Amortization		163	6,731	5,324	25,583
Rental		414	10,358	12,888	25,779
Repairs		1	1,836	1,109	3,420
Advertising		5,943	15,985	20,506	28,829
Research & development		17,600	17,045	37,524	35,668
Service fees		8,565	38,162	42,519	74,935
Supplies		25	209	162	723
Vehicles maintenance		328	1,302	1,189	2,440
Industry association fee		463	1,661	1,875	3,126
Training		156	10,038	968	10,282
Conference		523	1,158	1,537	2,135
Others		12,800	14,291	27,014	20,077

	~~W~~	66,295	207,409	273,040	417,312

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month period ended June 30			For the six-month period ended June 30
(in millions of Won)	2022		2021	2022	2021
Freight and custody	~~W~~	—	28,600	20,724	59,180
Operating expenses for distribution center		—	1,553	935	3,086
Sales commissions		—	17,349	14,486	34,013
Sales advertising		—	209	29	258
Sales promotion		—	350	201	645
Sample		—	238	133	471
Sales insurance premium		—	1,493	1,086	2,934

	~~W~~	—	49,792	37,594	100,587

37

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month period ended June 30			For the six-month period ended June 30
(in millions of Won)	2022		2021	2022	2021
Finance income
Interest income(*1)	~~W~~	29,674	32,727	78,852	65,651
Dividend income		—	179,372	—	431,642
Gain on foreign currency transactions		3,673	59,796	48,236	156,924
Gain on foreign currency translations		14,542	(7,822)	51,812	41,024
Gain on valuation of derivatives		—	(13,572)	21,631	120,568
Gain on transactions of derivatives		—	16,503	194	18,351
Others		88,711	3,462	106,188	5,580

	~~W~~	136,600	270,466	306,913	839,740

Finance costs
Interest expenses	~~W~~	—	38,601	24,469	85,908
Loss on foreign currency transactions		1,725	94,889	41,577	168,604
Loss on foreign currency translations		922	(47,324)	77,335	145,301
Others		317	(3,648)	9,901	1,463

	~~W~~	2,964	82,518	153,282	401,276

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2022 and 2021 were ~~W~~ 11,966 million and ~~W~~ 7,227 million, respectively.

28. Other Non-Operating income and expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

	For the three-month period ended June 30			For the six-month period ended June 30
(in millions of Won)	2022		2021	2022	2021
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	—	2,917	5,443	5,687
Gain on disposals of subsidiaries, associates and joint ventures		3,358	—	3,358	—
Gain on disposals of assets held for sale		—	44,946	2,706	45,736
Premium income		—	2,017	8	2,304
Reversal of other provisions		489	2,052	489	2,052
Others(*1)		2,136	24,712	9,347	56,112

	~~W~~	5,983	76,644	21,351	111,891

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	—	22,514	18,281	46,270
Impairment loss on property, plant and equipment		—	—	3	3,113
Impairment loss on investment in subsidiaries, associates and joint ventures		—	—	—	1,500
Donations		—	123	19	2,127
Impairment loss on intangible assets		—	—	—	7,180
Others		450	19,601	8,904	34,245

	~~W~~	450	42,238	27,207	94,435

(*1)

During the six-month period ended June 30, 2021, the Company recognized ~~W~~48,771 million of non-operating income for refund of other than corporate tax as a result of administrative litigation for tax audits.

38

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows (excluding finance costs and income tax expenses):

	For the three-month period ended June 30			For the six-month period ended June 30
(in millions of Won)	2022		2021	2022	2021
Changes in inventories(*1)	~~W~~	—	(169,269)	(3,222)	(385,845)
Raw materials and consumables used		—	5,419,575	4,881,888	10,115,533
Employee benefits expenses		15,490	441,312	365,606	904,633
Outsourced processing cost		—	620,482	429,841	1,209,505
Depreciation(*2)		2,759	573,418	387,645	1,146,592
Amortization		163	27,667	16,816	54,868
Electricity and water expenses		—	87,612	80,909	159,467
Service fees		8,565	61,386	51,401	113,519
Rental		414	19,438	19,684	44,170
Advertising		5,942	15,985	20,506	28,829
Freight and custody expenses		—	238,873	207,320	439,675
Sales commissions		—	17,349	14,486	34,013
Loss on disposals of property, plant and equipment		—	22,514	18,281	46,270
Other expenses		33,222	335,150	311,878	580,371

	~~W~~	66,555	7,711,492	6,803,039	14,491,600

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2022 and 2021 were 194.71% and 27.62%, respectively.

The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,292,895 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO), and the Company simultaneously set a provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,240,232 million.

Deductible temporary differences related to the investment in newly established company which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal of the investment in subsidiary or liquidation of the newly established company. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax costs for the six-month period ended June 30, 2022 is ~~W~~2,240,232 million.

39

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

31. Earnings per Share

(a)	Basic earnings(loss) per share for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in Won, except share information)	For the three-month period ended June 30			For the six-month period ended June 30
	2022		2021	2022	2021
Profit(loss) for the period	~~W~~	179,077,627,009	1,318,159,603,103	(1,225,149,405,107)	2,270,335,106,310
Interests of hybrid bonds, net of tax		—	(1,662,931,506)	(1,078,164,383)	(3,307,589,040)
Weighted-average number of common shares outstanding(*1)		75,849,177	75,625,572	75,779,995	75,767,898
Basic earnings(loss) per share	~~W~~	2,361	17,408	(16,181)	29,921

(*1)	The weighted-average number of common shares used to calculate basic earnings(loss) per share are as follows:

(shares)	For the three-month period ended June 30		For the six-month period ended June 30
	2022	2021	2022	2021
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,337,658)	(11,561,263)	(11,406,840)	(11,418,937)

Weighted-average number of common shares outstanding	75,849,177	75,625,572	75,779,995	75,767,898

(b)	Diluted earnings(loss) per share for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

(in Won, except share information)	For the three-month period ended June 30			For the six-month period ended June 30
	2022		2021	2022	2021
Profit(loss) for the period	~~W~~	179,077,627,009	1,318,159,603,103	(1,225,149,405,107)	2,270,335,106,310
Interests of hybrid bonds, net of tax		—	(1,662,931,506)	(1,078,164,383)	(3,307,589,040)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(63,561,697,501)	—	(67,241,564,423)	—
Adjusted weighted-average number of common shares(*1)		78,924,274	75,625,572	78,833,968	75,767,898
Diluted earnings(loss) per share	~~W~~	1,464	17,408	(16,408)	29,921

(*1)	The weighted-average number of common shares used to calculate diluted earnings(loss) per share are as follows:

(shares)	For the three-month period ended June 30		For the six-month period ended June 30
	2022	2021	2022	2021
Weighted-average number of common shares outstanding	75,849,177	75,625,572	75,779,995	75,767,898
Weighted-average number of potential common share	3,075,097	—	3,053,973	—

Adjusted weighted-average number of common shares	78,924,274	75,625,572	78,833,968	75,767,898

The Company holds exchangeable bonds as potential common stocks with a diluting effect as of June 30, 2022. Meanwhile, since there were no potential shares of common stock which had dilutive effects as of June 30, 2021, diluted earnings per share is equal to basic earnings per share.

40

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2022 and 2021 were as follows:

1)	For the six-month period ended June 30, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	~~W~~	8,167	—	—	—	—	—	567
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		2,365	16,555	7	—	85,302	—	10,282
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		131,991	—	215	—	—	7,656	6
POSCO ICT(*4)		496	4,970	18	—	38,091	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,207
POSCO CHEMICAL CO., LTD		81,504	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		175,955	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,099,890	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,085	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,534	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,617	—	283	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,635	—	203	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,287	—	284	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,212	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,180	—	268	—	—	—	8
Others		194,327	1,716	3,527	61,471	13,042	53,139	205,528

		3,242,119	121,608	5,405	915,932	150,890	136,912	258,063

Associates and joint ventures(*3)
SNNC		3,129	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	125,984	—	210,455	—	—	—
Others		77,244	32,440	8,041	16,485	—	—	301

		105,987	163,772	8,049	375,179	—	—	301

	~~W~~	3,348,106	285,380	13,454	1,291,111	150,890	136,912	258,364

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2022, the Company provided guarantees to related parties (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

41

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the six-month period ended June 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,796	11,037	45	—	202,735	69	13,481
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		291,173	1,706	379	—	—	17,346	431
POSCO ICT		837	4,970	22	—	94,130	20,828	90,417
eNtoB Corporation		7	—	—	136,794	21,607	21	9,603
POSCO CHEMICAL CO., LTD		128,745	11,208	10,238	226,321	5,555	147,420	2,296
POSCO ENERGY CO., LTD.		3,214	—	966	3,538	—	—	11,199
POSCO MOBILITY SOLUTION		337,690	—	—	—	—	21,405	439
POSCO INTERNATIONAL Corporation		4,222,135	54,331	—	424,428	—	541	2,839
POSCO Thainox Public Company Limited		150,184	—	—	—	—	—	20
POSCO Canada Ltd.		—	—	681	81,745	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		81,402	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		722,496	—	1	14,322	287	—	1,044
POSCO-VIETNAM Co., Ltd.		187,544	—	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		197,177	—	71	—	—	—	86
POSCO Maharashtra Steel Private Limited		377,857	—	180	—	—	—	101
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		66,647	—	—	—	—	—	—
POSCO VST CO., LTD.		96,247	—	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	853	746,681	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		120,944	—	110	8	—	—	10
Others		677,994	49,628	2,994	60,543	25,211	122,229	54,327

		7,665,089	132,880	16,879	1,694,380	349,525	329,859	186,301

Associates and joint ventures
SNNC		20,052	1,469	873	295,657	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		31,193	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	256,138	—	1,040,468	—	—	—
Others		22,340	18,999	4,576	47,172	—	—	19,833

		73,585	276,606	5,449	1,383,297	—	—	19,886

	~~W~~	7,738,674	409,486	22,328	3,077,677	349,525	329,859	206,187

42

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2022 and 2021 were as follows:

1)	For the three-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	6,700	—	—	—	—	—	564
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		860	—	—	—	—	—	571
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		479	—	—	—	—	—	—
POSCO ICT		160	—	—	—	13,976	—	—
eNtoB Corporation		—	—	—	—	—	—	10
POSCO CHEMICAL CO., LTD		922	—	—	—	—	—	—
POSCO ENERGY CO., LTD.		—	—	—	—	—	—	—
POSCO MOBILITY SOLUTION		217	—	—	—	—	—	—
POSCO INTERNATIONAL Corporation		433	—	—	—	—	—	—
POSCO Thainox Public Company Limited		406	22,372	—	—	—	—	—
POSCO Canada Ltd.		—	—	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		111	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		—	—	—	—	—	—	—
POSCO-VIETNAM Co., Ltd.		848	—	230	—	—	—	—
POSCO MEXICO S.A. DE C.V.		207	—	187	—	—	—	—
POSCO Maharashtra Steel Private Limited		616	—	218	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		—	—	—	—	—	—	—
POSCO VST CO., LTD.		306	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	—	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		162	—	208	—	—	—	—
Others		4,754	753	2,353	—	—	—	6,044

		17,181	23,125	3,196	—	13,976	—	7,189

Associates and joint ventures
SNNC		7	—	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		—	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	35,596	—	—	—	—	—
Others		521	23,823	4,668	—	—	—	—

		528	59,419	4,668	—	—	—	—

	~~W~~	17,709	82,544	7,864	—	13,976	—	7,189

43

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	For the three-month period ended June 30, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,182	—	13	—	113,873	9	7,018
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		167,747	—	51	—	—	9,899	270
POSCO ICT		390	—	2	—	59,840	10,122	40,995
eNtoB Corporation		3	—	—	76,604	11,960	7	5,096
POSCO CHEMICAL CO., LTD		70,786	—	5,166	112,256	4,166	73,125	870
POSCO ENERGY CO., LTD.		2,454	—	277	1,409	—	—	5,594
POSCO MOBILITY SOLUTION		188,917	—	—	—	—	10,711	233
POSCO INTERNATIONAL Corporation		2,323,778	—	—	258,276	—	194	2,303
POSCO Thainox Public Company Limited		89,311	—	—	—	—	—	—
POSCO Canada Ltd.		—	—	190	46,949	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		40,454	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		364,525	—	—	6,721	283	—	564
POSCO-VIETNAM Co., Ltd.		106,634	—	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		104,386	—	37	—	—	—	86
POSCO Maharashtra Steel Private Limited		209,005	—	96	—	—	—	12
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,135	—	—	—	—	—	—
POSCO VST CO., LTD.		39,839	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	243	396,110	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		55,412	—	61	—	—	—	—
Others		336,259	29,916	1,285	25,827	15,459	61,247	33,353

		4,139,217	29,916	7,421	924,152	205,581	165,314	96,394

Associates and joint ventures
SNNC		12,539	—	299	143,898	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		18,544	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	140,062	—	553,493	—	—	—
Others		13,503	7,422	3,214	25,449	—	—	10,660

		44,586	147,484	3,513	722,840	—	—	10,713

	~~W~~	4,183,803	177,400	10,934	1,646,992	205,581	165,314	107,107

44

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2022 and December 31, 2021 are as follows:

1)	June 30, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	—	1,370	1,370	—	14,663	14,663
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		2,658	—	2,658	621	—	621
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		255	—	255	—	—	—
POSCO ICT		54	—	54	—	917	917
eNtoB Corporation		—	—	—	11	—	11
POSCO CHEMICAL CO., LTD		531	—	531	—	5,086	5,086
POSCO ENERGY CO., LTD.		134	—	134	—	1,593	1,593
POSCO MOBILITY SOLUTION		180	—	180	—	—	—
POSCO INTERNATIONAL Corporation		299	—	299	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		98	—	98	—	—	—
POSCO Maharashtra Steel Private Limited		418	1,237	1,655	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		85	1,120	1,205	—	—	—
PT. KRAKATAU POSCO		427	16,475	16,902	—	—	—
Others		4,009	3,012	7,021	2,185	3,335	5,520

		9,148	23,214	32,362	2,817	26,096	28,913

Associates and joint ventures
SNNC		38	—	38	—	—	—
Roy Hill Holdings Pty Ltd		35,596	—	35,596	—	—	—
FQM Australia Holdings Pty Ltd		—	203,803	203,803	—	—	—
Others		12,470	22,723	35,193	—	—	—

		48,104	226,526	274,630	—	—	—

	~~W~~	57,252	249,740	306,992	2,817	26,096	28,913

45

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT.KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and joint ventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	~~W~~	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

46

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(d)	For the six-month periods ended June 30, 2022 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2022		June 30, 2021
Short-term benefits	~~W~~	32,995	21,991
Long-term benefits		—	2,956
Retirement benefits		3,978	6,938

	~~W~~	36,973	31,885

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

1)

As of June 30, 2022, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

2)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

3)	The Company has deposited 3,075,569 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2022.

(b)	As of June 30, 2022, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 4 lawsuits for compensatory damage amounted to ~~W~~10.1 billion as defendant as of June 30, 2022. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of June 30, 2022.

(d)	The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin-off date of POSCO.

47

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2022 and 2021 were as follows:

(in millions of Won)	June 30, 2022		June 30, 2021
Trade accounts and notes receivable, net	~~W~~	(439,323)	(1,225,365)
Other accounts receivable		(3,517)	(304)
Accrued revenues		(2,129)	948
Inventories		354,262	(1,225,946)
Prepaid expenses		(41,207)	(13,783)
Other current assets		(3,616)	(559)
Long-term guarantee deposits		17	265
Derivative assets		5,781	(3,575)
Other non-current assets		129	(18,359)
Trade accounts and notes payable		(417,714)	53,076
Other accounts payable		(88,071)	(99,328)
Accrued expenses		(58,100)	28,984
Advances received		(3,192)	4,484
Withholdings		(5,972)	4,214
Unearned revenue		(2,392)	11,387
Other current liabilities		(10,902)	(20,395)
Derivative liabliities		—	8,572
Payments of severance benefits		(58,317)	(87,606)
Plan assets		51,373	72,901
Other non-current liabilities		(290)	1,085

	~~W~~	(723,180)	(2,509,304)

35. Spin-off

(a)	On March 1, 2022, the Company executed the spin-off for the purpose of production and sales of steel rolled products and plates, and established a new wholly owned subsidiary with the name of POSCO.

Details

Method	Vertical Spin-off

Related Entities	POSCO HOLDINGS INC. (surviving company after the spin-off)

POSCO (newly established entity for the spin-off)

Board of Directors date	December 10, 2021

Approval date of shareholders’ meeting	January 28, 2022

Effective spin-off date	March 1, 2022

48

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(b)	Assets and liabilities transferred to the newly established company through spin-off and its value

Assets and liabilities were carried over to the newly established company as specified in the spin-off plan approved by the shareholders on January 28, 2022. Changes in assets and liabilities related to the division, which occur as a result of operations until the spin-off date, were adjusted.

(c) Accounting of spin-off

①	Assets and liabilities transferred to the newly established company were measured at their carrying amount prior to the spin-off.

②

Among the deferred tax assets (liabilities) related to the transferred assets and liabilities, only those items that can be transferred under the Corporate Tax Act were transferred to the newly established company.

(d)	Rights and obligations transferred to the newly established company

Active and passive assets, other rights and obligations including rights and obligations under public law, and factual relations with monetary value (including licensing, labor relations, contract relations, litigation and others), which are related to the business subject to divide, are carried over to the newly established company. Otherwise, it is carried over to the surviving company.

(e)	Obligations of the Company as a result of the spin-off

Pursuant to Article 530-3(1) of the Commercial Code of the Republic of Korea, the spin-off shall be approved by the special resolution at the shareholders’ meeting. The surviving company and the newly established company are jointly liable for the liabilities of the Company before the spin-off date under Article 530(9)(1) of the Commercial Code of the Republic of Korea.

49

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

(f)	Details of assets and liabilities transferred to the newly established company as of the spin-off date are as follows:

(in millions of Won)	March 1, 2022
Assets
Cash and cash equivalents	~~W~~	1,910,211
Trade accounts and notes receivable, net		6,469,413
Other receivables, net		477,252
Other short-term financial assets		3,589,789
Inventories		7,268,929
Assets held for sale		24,250
Other current assets		96,266

Total current assets		19,836,110

Long-term trade accounts and notes receivable, net		5,374
Other receivables, net		81,731
Other long-term financial assets		184,487
Investments in subsidiaries, associates and joint ventures		236,174
Investment property, net		12,933
Property, plant and equipment, net		19,409,737
Intangible assets, net		527,400
Defined benefit assets, net		98,320
Other non-current assets		34,232

Total non-current assets		20,590,388

Total assets	~~W~~	40,426,498

Liabilities
Trade accounts and notes payable	~~W~~	2,042,473
Short-term borrowings and current installments of long-term borrowings		2,994,566
Other payables		956,789
Other short-term financial liabilities		3,534
Provisions		70,000
Other current liabilities		126,904

Total current liabilities		6,194,266

Long-term borrowings, excluding current installments		4,127,763
Other payables		395,278
Long-term provisions		37,505
Deferred tax liabilities		26,926
Other non-current liabilities		3,698

Total non-current liabilities		4,591,170

Total liabilities		10,785,436
Equity
Hybrid bonds		199,384

Total equity		199,384

Total liabilities and equity	~~W~~	10,984,820

Net assets transferred (Investment in subsidiary)	~~W~~	29,441,678

50

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2022

(Unaudited)

36. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on August 12, 2022, the Company decided to pay interim cash dividends of ~~W~~ 4,000 per common share (total dividend: ~~W~~ 303.4 billion).

(b)	Pursuant to the resolution of the Board of Directors on August 12, 2022, the Company decided the cancellation of 2,615,605 treasury shares (total cancellation amount: ~~W~~ 567.5 billion).

51